82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

[redacted]

02026444

REGISTRANT'S NAME Paperlinx Ltd

*CURRENT ADDRESS ____________________

____

____

PROCESSED
APR 11 2002
THOMSON FINANCIAL

**FORMER NAME ____________________

**NEW ADDRESS ____________________

____

____

FILE NO. 82- 5061 FISCAL YEAR 6-30-00

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 2/8/02

File No. 82-5061

Full Year Financial Report 2000

AR/S
6-30-00

Paperlinx Ltd



Delivering Shareholder Value

Annual General Meeting

The first annual general meeting of PaperlinX Limited will be held in the John Batman Theatre, Level 3, Melbourne Exhibition Centre, corner Spencer and Flinders Streets, Melbourne at 11.00 am on Tuesday, 31 October 2000.

Formal notice of the meeting is enclosed with this report.

Richard Hobson, Secretary

PaperlinX Limited ACN 005 146 350

Financial Calendar

Announcement of Year's Results	14 August 2000
Record Date for Final Dividend	5 September 2000
Final Dividend Payable	27 September 2000
Annual General Meeting	31 October 2000
Interim Earnings Report	1 March 2001
Record Date for Interim Dividend	13 March 2001
Interim Dividend Payable	5 April 2001

Contents

PaperlinX

PaperlinX is linking customers and brands through world-class merchanting, distribution and manufacturing businesses...

to ensure strong and growing returns for our shareholders...



and we've only just begun...

Highlights

- ✓ PaperlinX listed on the Australian Stock Exchange on 17 April 2000 following demerger from Amcor
- ✓ Net profit after tax for the year in line with prospectus
- ✓ Dividend of 5 cents per share declared for three months to 30 June 2000
- ✓ Record sales volumes, profit, return on investment
  - Further cost reductions achieved
- ✓ Reduction in funds employed to $1,495 million
  - Inventory level cut by 30%
- ✓ Continued improvement in safety performance
- ✓ Agreement on main Enterprise Bargaining Agreement for next three years
- ✓ Completion, within budget, of major capital investments in new and upgraded manufacturing capacity
  - Launch of high quality double coated publishing papers
  - Excellent performance of new Maryvale 5 paper machine, exceeding design capacity
- ✓ Smooth transition for Y2K and GST

Net Profit After Tax (Pro forma) $m[ii]


Prospectus 2000
Actual 2000
0
20
40
60
80
100

1 July 1999 – 30 June 2000

Net Profit After Tax (Statutory) $m[i]


Prospectus 2000
Actual 2000
0
20
40
60
80

1 July 1999 – 30 June 2000

Sales Revenue (Pro forma) $m[ii]


Prospectus 2000
Actual 2000
0
500
1000
1500
2000
Communication Papers – Merchants
Communication Papers – AP
Packaging Papers – AP

Sales Volume 000t[ii]


Prospectus 2000
Actual 2000
0
200
400
600
800
1000
Australia/New Zealand
Imported Product Sold In Aust/NZ
Exported Product

Return on Funds Employed (Pro forma) %[ii]


Prospectus 2000
Actual 2000
0
2
4
6
8
10
12

Safety (Injury Days Lost)


1999
2000
0
100
200
300
400
500

Note: (i) Statutory is PaperlinX Limited and controlled entities as detailed in this report.

(ii) Throughout this report, for comparative purposes, "pro forma" data has been prepared as if PaperlinX's current business, capital structure and accounting policies had been in place for the full year commencing 1 July 1999, as outlined in the PaperlinX prospectus dated 25 February 2000.

Who We Are

Merchanting

Supplying a broad range of papers to specialist and general printers, converters, office stationers and packaging companies.

Dalton Fine Paper

Tomasetti Paper House

PaperHouseXpress

Paperpoint

Trading

International trading of paper and industrial raw materials.

Pacific Paper Marketing

Amtrade

Forestry

Pine and eucalypt plantations, supplying pulp logs and sawmilling logs.

Australian Paper Plantations

Service Groups

Custom sheeting for merchants.

Southern Cross Converting

Managing PaperlinX's logistics and supply chain.

Synergex

Paper Manufacturing

Manufacturing communication papers, sack and bag papers and linerboards.

Australian Paper

Australian Paper

Manufacturing locations

Maryvale, Victoria	– Communication and packaging papers
Burnie, Tasmania	– Communication papers
Wesley Vale, Tasmania	– Communication papers
Shoalhaven, New South Wales	– Communication papers

Major products manufactured

Office Papers	– Reflex, Optix, Renew, Australian Copying Paper
Graphic Papers	– Glopaque, Acclaim, Redan, Centrefold, Impress
Converting Papers	– Postspeed
Specialty Papers	– Optix, Saxton
Packaging Papers	– Correx, Apmil, Working Paper

Our brands and products are market leaders.

Review by Chairman and Managing Director



David Meiklejohn (right)
Chairman

Ian Wightwick (left)
Managing Director

PaperlinX Limited commenced operations as a separate entity in April 2000 following the decision by Amcor Limited to demerge its paper distribution and manufacturing businesses and its 42% shareholding in Spicers Paper Limited. PaperlinX shares commenced trading on the Australian Stock Exchange on 17 April 2000.

We are very pleased to report to shareholders that PaperlinX achieved excellent results in its initial period of operation as a new public company.

Sales and earnings for the year were in line with prospectus forecasts. As a result, directors declared the forecast dividend of five cents a share, fully franked, for the three months to 30 June 2000, payable on 27 September 2000.

The results reflect PaperlinX's strong position as Australia's leading integrated distributor and manufacturer of communication and packaging papers, including brand leaders such as REFLEX™, the leading office paper brand in Australia and New Zealand.

In the three months to 30 June 2000, sound operating performances were achieved by all our main businesses – paper merchanting businesses in Australia and New Zealand, international trading and Australian forestry activities, and paper mills at Maryvale in Victoria, Wesley Vale and Burnie in Tasmania and Shoalhaven in New South Wales.

PaperlinX is achieving increased benefits from the substantial capital investment program of recent years, particularly the new fine paper machine (M5) at Maryvale mill, and the upgraded coated paper facilities at Wesley Vale.

The domestic prices PaperlinX receives for communication papers are significantly influenced by global prices for these products. Recent trends in the industry have been for consolidation of suppliers and the closure of older, less efficient production capacity. This has led to a much more balanced supply and demand position and, as a result, the underlying industry fundamentals are more sound than for many years.

Experience and innovation – the link to long-term strategy and growth.

Ensuring the safety and wellbeing of our people is one of the company's key objectives and we are pleased that during the past year there were further substantial reductions in the number and frequency of lost time injuries. PaperlinX also strives to conduct all its businesses in an environmentally responsible way. There is further comment on safety and environmental activities on pages 18 to 20 of this report.

PaperlinX has an experienced and capable Board of Directors and management team and all have made valuable contributions to the success of the company to date. On 27 July 2000, Mr David Walsh, a senior partner at Mallesons Stephen Jaques, was appointed to the Board and we welcome him and look forward to his involvement.

As we noted earlier, PaperlinX's initial results have been most encouraging, and because of the company's strengths, we are confident we can maintain and build on this performance. This confidence is based on the strong market positions of our main paper products, the good operating performances by our merchanting and trading businesses, the recent completion of a major capital investment program and our sound balance sheet.

On behalf of the Board we acknowledge the skills and commitment of all of PaperlinX's people who made a major contribution to our trading performance during and since the demanding period of our public listing.

David Meiklejohn
Chairman

Ian Wightwick
Managing Director

Communication Papers Merchanting



PaperlinX's merchants achieved a record year in sales, earnings and return on funds employed. Sales volume increased by 10% over the prior year, with major gains in publishing papers, coated papers for colour printing and cut-size office papers. Tomasetti Paper House, PaperHouseXpress, Dalton Fine Paper and Dalton Fine Paper New Zealand all achieved prospectus forecasts, exceeding the previous year's performances.

Earnings reflected the continuing improvements being achieved through the ongoing program of cost reductions from rationalised infrastructure, tight cost controls and initiatives in selling value-added services.

During the year selling prices increased due to the impact of higher prices of paper products imported into Australia and the fall in value of the Australian dollar.

An excellent range of paper products is available from PaperlinX's merchants, representing superior brands from major mills throughout the world.

Our merchanting business continues to focus on enhancing value-added services to its customers and improving its overall cost structure and productivity. These initiatives include capitalising on the opportunities created by the use of e-commerce and through supply chain management.

Key Results	Actual 2000
Sales	$619 million
Earnings before interest and tax	$19.5 million

Sales Volume by Source

Total sales 327,700 tonnes


Imports
Australian Paper



Leveraging our powerful distribution capability – our link to tomorrow's opportunities.



Terry Bader
Sales Representative
Tomasetti Paper House

"Satisfied customers are the key to the success of our business."

Communication Papers Australian Paper



Australian Paper's communication paper business benefited substantially through the new and upgraded production capacity resulting in record sales. Significant increases in the cost of internationally purchased pulp, the main raw material used in the manufacture of paper, were not fully recovered in higher selling prices, resulting in earnings being below the prospectus forecast.

Paper selling prices historically have risen as imported pulp costs increase. In the past year there was a longer lag than usual between increases in costs and selling prices. Following the selling price increases in June 2000 this relativity has been restored. Further selling price increases are anticipated to reflect the continuing rise in pulp costs.

The new Maryvale 5 paper machine exceeded performance expectations. The machine continues to show it is capable of producing more than its annual design capacity of 160,000 tonnes of premium copy paper, including the brand leader, REFLEX™. Production in 1999/2000, the machine's first full year of operation, was 149,000 tonnes.

In April 2000, New Impress, a high quality double-coated printing paper was launched. This paper is produced in our Tasmanian mills, using recently installed state-of-the-art coating technology. The same mill also produces Acclaim, a film coated offset grade, that has captured significant market share from imports.

The two fastest growing segments of the communication papers market are coated papers and office papers. Following a successful capital investment program over the past few years, Australian Paper is now well positioned to compete with imports in these segments, with significantly improved capacity and quality.

Key Results	Actual 2000
Sales	$701 million
Earnings before interest and tax	$65.8 million

Sales by Paper Machine

Total sales 477,300 tonnes



Maryvale 3
Maryvale 5
Wesley Vale 11
Wesley Vale 12
Burnie
Shoalhaven 1
Shoalhaven 2
Shoalhaven 3
Imports



Linking strong brands with the home, office and printing industry.



John Vandermeer
M5 Production Employee

"Everyone at Australian Paper is committed to improving quality and product performance."

Packaging Papers Australian Paper



PaperlinX's packaging papers business achieved record sales, due to strong domestic and international demand. Earnings exceeded the prospectus forecast, reflecting above anticipated volumes and strong export selling prices.

Sales of linerboards achieved record volumes in domestic and export markets. Sales were boosted by strong demand which resulted in a significant reduction in inventory.

Sack and bag papers achieved record sales both domestically and in exports.

The transition to becoming an external supplier of Amcor, covered by long-term contracts, proceeded smoothly, with appropriate focus supporting this key customer.

International demand for packaging grades has been strong, resulting in higher prices for our exports. Export sales account for more than 10% of packaging paper sales volume.

Record production output was achieved by Maryvale 4 (linerboards), Maryvale 2 (bag papers) and the Maryvale pine pulp mill.

Domestic demand for packaging products is expected to increase, influenced by the growth in Internet shopping and the need for secure packaging for home delivery.

Key Results	Actual 2000
Sales	$310 million
Earnings before interest and tax	$60.4 million

Sales by Paper Machine

Total sales 373,500 tonnes


Maryvale 4
Maryvale 3
Maryvale 2
Maryvale 1



Delivering high performance packaging papers to the global marketplace.



Dr Jim Bonham
Product Development Manager Australian Paper

Customers with a 'curly' technical question contact Dr Jim for advice.

Other Businesses Trading



PaperlinX's international trading business had an excellent year. Both Pacific Paper Marketing (PPM), our paper trading business, and Amtrade, our raw materials trading business, achieved record results.

Amtrade operates predominantly in Australia, New Zealand, Europe and China. There was strong demand in all markets, resulting in record sales of $167 million, as the business was uniquely placed to take advantage of market opportunities. This business continues to benefit from experienced management and traders, together with long-standing supplier and customer relationships. Amtrade is being innovative in providing value and focusing on key customers and suppliers.

PPM has offices and representative offices in over 40 countries, predominantly in Asia, the Americas, Australia and New Zealand. Sales, including commission sales, exceeded 390,000 tonnes, valued at $345 million. The result benefited from strong international paper demand and included a considerable volume of once-only clearance of stock from a number of suppliers. By leveraging the strengths of PPM's international network, new markets were developed in USA, Latin America, United Kingdom and Sri Lanka. PPM now supplies the top three banks in the Philippines with security papers for cheques and security documents.

The trading businesses continue to expand their product range and geographic coverage through new representative offices and strategic alliances with suppliers and customers. PPM has joined PaperExchange.com to facilitate business transacting via e-commerce.


o Pacific Paper Marketing Offices
▫ Amtrade Offices
x Representative Offices

Plantations and Investments



Plantations

Australian Paper Plantations (APP) manages PaperlinX's pine and eucalypt plantations in Gippsland, Victoria, supplying sawlogs to external customers and pulpwood to Maryvale mill. External sales of $21 million were in line with the prospectus.

During the year, APP planted 2,660 hectares of new pine and eucalypt plantations, and harvested 1,790 hectares, an overall increase in our plantation estate of 870 hectares. A record 367,000 cubic metres of plantation sawlogs were supplied to local sawmillers.

Plantations

53,500 planted hectares



Eucalypt
Pine

Significant improvements in cost efficiency were achieved.

APP achieved ISO14001 accreditation for its environmental management system.

Investments

Spicers Paper

As a result of the demerger from Amcor, PaperlinX acquired 42% of the issued shares of Spicers Paper. Spicers has separately reported a profit after tax of $26.1 million, an improvement of 49% over the previous year. PaperlinX's accounts include an equity accounted share of Spicers' earnings for the period 1 April 2000 to 30 June 2000.

Finance

Funding

As detailed in the prospectus, PaperlinX has established a $600 million term loan facility with National Australia Bank. This loan is the company's main debt facility. At 30 June 2000, $568.6 million of the facility was utilised.

PaperlinX's policy on interest rate risk management is to monitor and, where appropriate, hedge the company's exposure to movements in interest rates.

Fixed interest rate swaps have been established for the next two years, $400 million for 2000/01 and $300 million for 2001/02, to reduce our exposure to interest rate fluctuations. At 30 June 2000, the average interest rate was 6.65%.

PaperlinX will actively review funding options to achieve the lowest possible cost of funds.

Working Capital

Over the past year PaperlinX has focused on reducing working capital, resulting in a 30% reduction in inventory levels. Overall working capital fell by 10% from June 1999 to $398 million at June 2000. Initiatives are under way to further reduce inventory levels through warehouse rationalisation. However, due to higher selling prices and increased receivables from the GST, we expect that working capital will increase over the next year.

Capital Expenditure

In the year to June 2000 capital expenditure was $53 million (pro forma $54 million), compared to depreciation and amortisation of $45 million (pro forma $50 million). The major capital expenditure was on completing the upgrade of our coated paper facilities in Tasmania, the installation of additional packing line capacity for copy paper at Maryvale and the initial stage of upgrading our information systems for planning, scheduling and warehouse optimisation.

Insurance and Risk Management

On 17 April 2000 PaperlinX was granted a self-insurance licence for workers' compensation insurance in Victoria. The company is also self-insured for workers' compensation insurance in Tasmania.

PaperlinX maintains extensive insurance coverage, covering assets and earnings, public liability and environmental impairment. This cover has varying levels of deductibles.

Extensive internal and external audit programs are used to manage operational risks. These include asset protection, safety and environment management systems and potential liability risks. Compliance with internal and external standards and local legislation are key features of the risk management program, with regular reporting from business managers.

Year 2000

A comprehensive Year 2000 compliance program was implemented successfully, resulting in no adverse effects on 1 January 2000.

GST

PaperlinX successfully implemented a thorough program which ensured smooth introduction of the GST on 1 July 2000. All contracts, systems and procedures were reviewed and modified as necessary.

Information Technology

PaperlinX has an agreement for Amcor to supply information technology services. A program to separate Amcor and PaperlinX's data and systems is under way and will be completed by October 2000.

A major project has commenced to upgrade PaperlinX's information systems. This includes implementing supply chain management systems, replacing basic transactional systems and databases, and using contemporary technology such as electronic commerce.

Financial Results summary

PaperlinX Limited and Controlled Entities

	Profit		Sales Revenue		Total Assets Actual	Sales Tonnes Actual
	Pro forma[(1)] $m	Statutory[(2)] $m	Pro forma[(1)] $m	Statutory[(2)] $m	$m	'000
Communication Papers						
– Merchanting[(3)]	19.5	19.5	619.2	619.2	221.7	327.7
– Australian Paper[(3)]	65.8	65.8	701.1	701.1	945.7	477.3
Packaging Papers[(3)]	60.4	60.4	310.4	310.4	315.9	373.5
Investments and Other[(3)(4)]	11.1	(12.6)	382.6	317.4	495.4	
Profit before interest and income tax[(3)]	156.8	133.1				
Net interest	(36.3)	(26.5)				
Inter-segment sales			(427.1)	(377.8)		(213.3)
			1586.2	1,570.3	1,978.7	965.2
Profit before income tax before abnormals	120.5	106.6				
Income tax	(33.6)	(35.5)				
Profit after income tax	86.9	71.1				
Abnormals	24.6	14.8				
Profit after abnormals	111.5	85.9				

Key Ratios	Pro forma[(1)]	Statutory[(2)]
Profit before interest and income tax to funds employed	10.5%	8.9%
Return on shareholders' equity	9.2%	7.5%
Net interest cover	4.3x	5.0x
Earnings per share*	33.8c	27.7c
Net debt	$547.5m	$547.5m
Net debt to shareholders' equity	57.8%	57.8%
Net tangible assets per share	$3.54	$3.54

* Before abnormal items

(1) Pro forma results are the results as if the current businesses were owned for the full year 01/07/99 to 30/06/00.

(2) Statutory results are the results for PaperlinX Limited and controlled entities as it actually existed throughout the year, and is reported in the Full Year Financial Statements on pages 28 to 66.

(3) Profit before interest, income tax and abnormals.

(4) The statutory results include earnings for plantations, Spicers, Tasmanian assets and public company costs from 01/04/00 to 30/06/00. Pro forma profit includes an additional nine months earnings from 01/07/99 to 31/03/00 for these businesses.

PaperlinX and the Community

Safety Management and Performance

Safety Policy

The PaperlinX safety vision is "No Injuries". PaperlinX is committed to the provision of safe and healthy working conditions for its employees and contractors, and to the safe custody of visitors to its operations.

PaperlinX undertakes to:

- manage its operations and activities to comply with applicable safety laws, regulations and licences;
- regularly review and set safety objectives and targets with the aim of continually improving its safety performance;
- apply the principles of hazard identification, risk assessment and risk control;
- require all managers, supervisors, employees and contractors to adhere to safe work practices and procedures;
- maintain a high level of safety awareness throughout its organisation by visible management leadership, and by training and communication; and
- openly report on its safety performance.

In the event of work-related injury or illness, PaperlinX undertakes to provide prompt treatment and active rehabilitation programs.

The PaperlinX safety policy is supported by:

- safety objectives, expressed in terms of lost-time injury frequency and severity rates, medical treatment injury frequency rate and conformance with the PaperlinX safety standards
- adoption of Victoria's WorkCover Authority's SafetyMAP Initial Level as the minimum standard to be reached by all company sites
- a PaperlinX Safety Management Guide setting out the company's safety standards, audit criteria and reporting procedures
- internal safety audits of company sites every six months
- notification of significant safety incidents around the company so that similar risks can be addressed at all sites
- investigation of significant safety incidents using cause tree analysis
- monthly safety reports covering statistical performance and safety incidents, and
- quarterly safety reports to the PaperlinX Board covering objectives, audits and action plans, significant safety incidents, and material exceptions to the PaperlinX safety standards.

Maryvale mill and Australian Paper Plantations (APP), both located in Victoria, are certified under the SafetyMAP scheme to Advanced Level and Initial Level respectively.

During 1999/2000, PaperlinX internal auditors conducted 27 safety audits at various company sites.

During 1999/2000 PaperlinX was served with one Prohibition Notice and two Improvement Notices, all by the Victorian WorkCover Authority.

The Prohibition Notice referred to an incident at Maryvale mill in which a contractor's employee was hit on the head by falling metal planks; the company was required to change the method of hoisting bundles of planks.

The first Improvement Notice required Dalton Fine Paper to fit restraining belts to the industrial lift trucks used in its warehouse, while the second required improvements to cable logging operations in the company's plantations following an incident in which a contractor's employee broke a leg. PaperlinX complied promptly with these Notices.

As measured by lost-time injury frequency and severity rates, PaperlinX has shown sustained improvement in its safety performance over the past four years (see tables below).

For 2000/01, the company has set the following safety objectives:

- lost-time injury frequency rate below 2.5;
- lost-time injury severity rate below 15; and
- medical treatment injury frequency rate below 15.

The company has also set an objective of greater than 90% conformance with its safety standards in all audits.

Lost Time Frequency*


1996/97
1997/98
1998/99
1999/00
0
2
4
6
8
10
12

* Lost-time injuries to employees per million hours worked

Severity Rate*


1996/97
1997/98
1998/99
1999/00
0
50
100
150
200

* Days lost by employees per million hours worked

Environmental Management and Performance

Environmental Policy

PaperlinX is committed to responsible environmental management.

PaperlinX undertakes to:

- manage its operations and activities to comply with applicable environmental laws, and licences;
- regularly review and set environmental objectives and targets with the aim of continually improving its environmental performance;
- apply the principles of hazard identification, risk assessment and risk control;
- maintain a high level of environmental awareness throughout its organisation by training and communication;
- consult regularly with its neighbours, local community groups and all levels of government; and
- openly report on its environmental performance.

The PaperlinX environmental policy is supported by:

- annual environmental objectives
- the PaperlinX Environmental Management Guide, which sets out procedures and practices consistent with ISO14001 (the international standard on environmental management systems) to be followed throughout the company
- internal environmental audits of Australian Paper Plantations (APP) and mill sites every six months, and of all other sites every two years
- periodic external audits of APP and mill sites
- community consultative committees at APP and mill sites
- prompt reporting of any significant environmental incidents
- monthly environmental exception reports
- quarterly environmental reports to the PaperlinX Board covering objectives, material changes in legislation, audits and action plans, material longer term issues, environmental incidents, and the compliance index (expressing compliance with licence conditions) for the four mill sites.

During 1999/2000, PaperlinX internal auditors conducted 20 environmental audits at various company sites. The four mill sites and the (now closed) Tonganah Clay Mine were subject to audit by Dames and Moore, external environmental consultants prior to the formation of PaperlinX, and no material issues were raised that had not already been identified by internal audits. Two internal assessments of rehabilitation work at Tonganah were also conducted. Major rehabilitation earthworks are


GREEN WRAP
Xerox Green Wrap 80% recycled copy paper used for 2000 Green Olympics – a PaperlinX product.

nearing completion, and the focus is now on the establishment of self-sustaining vegetation.

The 1999/2000 objective for internal audit performance was that APP and the four mill sites should achieve a score of at least 90% against the audit criteria. Scores were:

APP 92% and 96%, Burnie mill 97% and 94%, Maryvale mill 91% and 100%, Wesley Vale mill 91% and 90%, Shoalhaven mill 93% and 90%.

During 1999/2000, APP became the first PaperlinX site to achieve certification to ISO14001, the international standard on environmental management systems.
In recognition of the interest shown by conservation groups, interested individuals and PaperlinX shareholders in APP's plantation and forestry activities, the company has taken various initiatives including ensuring that the company and its contractors operate according to the Victorian *"Code of Forest Practices for Timber Production"*. Any breaches of the Code detected by audits are addressed promptly.

Greenhouse

In June 1996 the company entered into a four-year voluntary agreement to reduce greenhouse gas emissions under the Commonwealth Government's "Greenhouse Challenge" program. The company is in the process of reviewing the most appropriate initiatives to contribute to this important national and international issue.

Licence Compliance

Compliance with licence conditions is a primary objective of the PaperlinX environmental policy. A compliance index for each mill site is calculated and reported to the Board each quarter, together with commentary on any non-compliances.

Compliances at Burnie, Shoalhaven and Wesley Vale mills exceeded 98% for the whole of 1999/2000. At Maryvale mill the compliance index averaged 88% over the year. The non-compliances at Maryvale mill relate principally to low volume emissions from the chlorine dioxide and bleach plants. The company is working to reduce these non-compliances. There are no known adverse environmental impacts arising from these non-complying emissions.

PaperlinX and the Community (cont'd)

Community Consultation

All four of the mill sites and APP have well-established and active consultative committees that include local residents and community groups. These committees provide valuable feedback on potential impacts of PaperlinX's operations on its neighbours, such as noise, odour, and local environmental quality. Since 1996, Maryvale mill has had a community Environment Improvement Plan endorsed by the Committee. The plan was last revised in June 2000.

During 1999/2000, PaperlinX received 143 complaints from local communities about its environmental performance. Most of these complaints (125) related to odour emanating from the Maryvale mill, mainly associated with the generation of sulphur-containing compounds during the production of paper pulp. In addition to continuous monitoring of odorous gases, the company has made numerous improvements to operating procedures and processes to reduce emissions, including the installation of a new gas incinerator and scrubber in 1998 at a cost of approximately $6 million.

Environmental Incidents

There were two significant environmental incidents during the year, both at Maryvale mill. In November 1999 the Victorian Environment Protection Authority issued the mill a Penalty Infringement Notice and a fine of $800 following an incident in which excess foam was discharged from an effluent treatment pond. In March 2000, a series of plant and equipment failures over four consecutive days led to 22 odour complaints being received by the mill during that period. The Authority subsequently requested and received reports on the reasons for the plant failures. No penalty has been imposed by the Authority for this incident.

Environmental Objectives

For 2000/2001, the company has set two environmental objectives. Sites are expected to achieve a score of at least 95% in internal environmental audits and the four mills are all expected to achieve certification to ISO14001.

Caring For Our Forests

PaperlinX is Australia's only manufacturer of high quality printing and office papers, which are an integral part of the communication process.

One of the company's key objectives is to obtain, in the most environmentally responsible way, the raw material needed to make these papers, particularly the eucalypt (hardwood) fibre which is the main single ingredient.

The following table summarises the sources of fibre PaperlinX uses for making paper.

Source of Fibre


Brown wastepaper
Eucalypt plantations
Pine plantations
Used milk cartons
Regrowth pulpwood
White wastepaper
Sawmill eucalypt waste
Cotton waste
Purchased pulp

The eucalypt pulpwood PaperlinX uses is reject logs and processing waste from sawmilling operations. This fibre from native forests is from trees regrown mainly after the 1939 bushfires and represents a very small proportion of Victoria's natural forest cover. The supply of this material is strictly controlled under the Victorian Code of Forestry Practice and Federal/State Regional Forestry Agreements. As such, the harvested areas must be replanted with identical eucalypt species.

PaperlinX is progressively expanding its eucalypt plantations in Gippsland, subject to the availability of economically priced land with adequate rainfall within an economic haulage distance from Maryvale mill. Production from plantation hardwood fibre will progressively increase as the company's eucalypt estate reaches maturity, and PaperlinX expects all its raw material for making bleached eucalypt pulp will be derived from plantations by around 2018/2022.

PaperlinX continually examines all other potential sources of suitable fibre, including sugarcane waste and wheat straw, but to date none has had the required quality or has been available at an economic cost. PaperlinX seeks to maximise the use of recycled fibre, including clean office wastepaper, printers' offcuts, used milk cartons and cotton waste. Careful blending of these fibres is essential to produce the high quality communication and packaging paper customers' demand in a competitive market.

PaperlinX makes many grades of wholly and partly recycled communications papers. Virtually all the company's envelope papers are made from recycled paper. However, there is a limit to the volume and quality of economically sourced white wastepaper. In addition, PaperlinX must consider the environmental impact of the energy consumed in removing contaminants and refining wastepaper, which adds to greenhouse gases and generates residual material which must go to landfill.

In summary, PaperlinX chooses its raw materials and conducts its businesses in the most environmentally responsible manner possible, subject to commercial practicalities and the need to produce high quality products to meet customers' needs and match the quality standards set in the highly competitive global marketplace.

Senior Management



IAN WIGHTWICK
Managing Director



DARRYL ABOTOMEY
Chief Financial Officer



GREG COURT
Executive General Manager Australian Paper



DAVID GOLDTHORP
Executive General Manager Corporate Development



IAN HOWARD
Executive General Manager Distribution Services



FRANK HUNTLEY
Executive General Manager PaperlinX Merchanting



DAVID SHIRER
Executive General Manager Corporate and Investor Relations

Senior Executives

Commercial and Trading

Geoff Butcher
General Manager Commercial

Richard Hobson
Company Secretary and General Counsel

Peter Jones
General Manager Pacific Paper Marketing

Brian Smart
General Manager Finance

Stuart Speight
General Manager Amtrade International

David Walker
General Manager Business Systems

Peter Essex
Finance Manager Trading

Lawrie Kirby
Group Audit Manager

Australian Paper

Jeff Landels
Group General Manager Gippsland

John Cameron
General Manager Plantations

Geoff McCallum
Mill Manager Shoalhaven

Tony Purdy
Tasmanian Manager

David Bodin
National Business Manager Converting

John Bride
National Business Manager Office Papers

Graeme Price
Commercial Manager Sales and Marketing

Russell Puttick
Commercial Manager Amcor Business

Corporate Development

John Tompkins
General Manager Human Resources

Distribution Services

Julian Mathers
Project Manager – Synergex

Mike Pearce
General Manager Southern Cross Converting

Merchanting

Bill Eichhorn
General Manager Dalton Fine Paper

Greg Street
General Manager Tomasetti Paper House

Stephen Gates
GM Sales and Marketing Paper House Xpress

Paul Mitchell
General Manager Dalton Fine Paper NZ

Paul Rhodes
Commercial Manager PaperlinX Merchanting

Simon Cameron
GM Publishing PaperlinX Merchanting

Wayne Stanistreet
Marketing Manager PaperlinX Merchanting

Directors



D E (DAVID) MEIKLEJOHN
Chairman
Age 58. BCom, DipEd, FCPA, FAIM, FAICD
Appointed a director and Chairman of PaperlinX in December 1999. Career with Amcor from 1966 to June 2000 included positions of Chief Financial Officer 1981 to 2000 and Executive Director 1985 to 2000. Currently Chairman of Kimberly-Clark Australia Pty Limited and Director of Spicers Paper Limited. Formerly a Director of Colonial Group and Treasury Corporation of Victoria.

I M (IAN) WIGHTWICK
Managing Director
Age 61. ASTC (App Chem), BEc, MAdmin
Appointed Managing Director of PaperlinX in January 1998. Joined Amcor in 1981 and held positions including general manager roles in sales and marketing, functional coatings, corporate planning, technology, the Fine Papers Group and Managing Director of Australian Paper and Amcor Paper Australia Pty Ltd.

B J (BARRY) JACKSON
AGE 55. BCom (Hons)
Appointed a director of PaperlinX in February 2000. Managing Director of Pacifica Group Ltd since 1995. Previous roles included Chief Executive of BTR Nylex's Building Products Group and Managing Director of the Australian Wool Corporation.

N L (NORA) SCHEINKESTEL
Age 40. PhD LLB (Hons)
Appointed a director of PaperlinX in February 2000. Director of Newcrest Mining Ltd, City West Water Ltd, Docklands Authority, Medical Benefits Fund of Australia Ltd and IOOF Ltd. Associate Professor at Melbourne Business School.

D A (DAVID) WALSH
AGE 60. LLB
Appointed a director of PaperlinX in July 2000. Partner Mallesons Stephen Jaques, Solicitors. Chairman of Templeton Global Growth Fund Ltd. Director of Asia Pacific Specialty Chemicals Ltd and Heide Museum of Modern Art.

L J (LINDSAY) YELLAND
Age 54. BSc
Appointed a director of PaperlinX in February 2000. Executive Director of Solution 6. Also, Chairman of the Board, Telstra – Saturn. Previous roles include Group Managing Director, Telstra Business Solutions, Vice President, Asia Pacific, Data General Corp and Vice President of Apollo Computer Corporation.

Corporate Governance

The Corporate Governance practices of PaperlinX Limited and its Controlled Entities for the year to 30 June 2000 are as follows:

PaperlinX's Board of Directors has adopted a set of principles for the corporate governance of the company which, together with the following committees, establish the framework of how the Board is to carry out its duties and obligations on behalf of the shareholders. This statement outlines the corporate governance practices in place at the date of this report (unless stated otherwise).

Board of Directors and its Committees

The Board has the overall responsibility for corporate governance of the company including its strategic direction, the review of plans established by the management team and the monitoring of performance against those plans. To assist in the execution of its responsibilities, the Board has established the following committees:

- Nomination
- Human Resources
- Audit and Compliance

All committees have written mandates and operating procedures, which will be reviewed on a regular basis and operate principally in a review or advisory capacity, except in cases where powers are expressly conferred on or delegated to a committee by the Board.

The Board has also established a framework for the management of the consolidated entity, including a system of internal control and business risk management and the establishment of the appropriate ethical standards.

Composition of the Board

There are six directors on the Board at the date of this statement – five non-executive directors, including the Chairman, and one executive director, the Managing Director.

All non-executive directors are independent and have no business or other relationships which could compromise their independence. Where a potential conflict of interest arises, the director concerned leaves the Board meeting while the matter is resolved. Directors keep the Board advised of any interest that could potentially create conflict with those of the company.

Other than the Managing Director, all directors are subject to re-election by rotation every three years and must retire at the Board meeting following their 70th birthday.

The names and details of the directors of the company in office at the date of this statement are set out in the Directors' Report on pages 22 and 24 to 27 of this report.

Nomination Committee

The Nomination Committee has the responsibility of recommending to the Board new nominees for membership of the Board and the remuneration of non-executive directors.

This Committee is also responsible for instituting processes to monitor and report on Board performance.

The present members of the Nomination Committee are:

- D E Meiklejohn (Chairman)
- B J Jackson
- N L Scheinkestel
- L J Yelland

Human Resources Committee

The role of the Human Resources Committee is to advise the Board on remuneration policies and practices for the company and make specific recommendations to the Board on remuneration packages and policies applicable to senior management. This Committee's role also includes responsibility for share option plans, incentive performance packages and succession planning. Remuneration levels are set competitively to attract the most qualified and experienced senior executives. The Human Resources Committee also considers independent advice on appropriate remuneration packages.

The present members of the Human Resources Committee are:

- B J Jackson (Chairman)
- D E Meiklejohn
- D A Walsh
- I M Wightwick

Audit and Compliance Committee

The role of the Audit and Compliance Committee is set out in a charter which has been approved by the Board. The role of the Committee is to advise on the establishment and maintenance of a framework of internal control and compliance reporting for the management of the company.

The responsibilities of the Committee are to:

- review the financial reports prior to external release;
- monitor the activities of the internal audit function;

Corporate Governance (cont'd)

- review internal and external audit reports to ensure that where significant deficiencies in controls or procedures have been identified, management takes prompt remedial action;
- liaise with external auditors to ensure that the annual and half-yearly audits are conducted effectively;
- monitor the establishment of an appropriate internal control framework;
- review major capital project post audits;
- monitor funding commitments and availability;
- assess and review business risk; and
- review major non-financial regulatory matters through the use of a compliance monitoring regime covering the following areas of exposure:
  - environment
  - safety and health
  - asset protection
  - trade practices
  - discrimination and harassment
  - conflict of interest
  - ethical standards

The present members of the Audit and Compliance Committee are:

- N L Scheinkestel (Chairman)
- D E Meiklejohn
- D A Walsh
- L J Yelland

The Managing Director, relevant senior staff and the internal and external auditors are invited to Audit and Compliance Committee meetings at the discretion of the Committee.

Directors Dealing in Company Shares

Each PaperlinX director must hold a minimum of 1,000 shares. Current shareholdings are shown on page 27. Company policy permits directors to deal in company shares as follows:

- in the period between 48 hours after the release of the company's annual result to the Australian Stock Exchange (ASX) and 14 days after the annual general meeting, and
- in the period between 48 hours after the release of the company's half-yearly results to the ASX and 14 days thereafter.

However, directors and senior management are cautioned of the ruling regarding buying or selling PaperlinX shares at any time if they are aware of price sensitive information that has not been made public.

Access to Independent Professional Advice

For the purposes of the proper performance of their duties, directors are free to seek independent professional advice at the company's expense.

Ethical Standards

The directors acknowledge the need for and continued maintenance of the highest standards of ethical conduct by all directors and employees of the consolidated entity.

The consolidated entity has a statement of corporate ethics, which establishes the professional standards of behaviour required of directors, management and staff in the conduct of the company's affairs. This statement is reviewed by the Audit and Compliance Committee and is distributed to all business units to ensure staff are familiar with its contents.

Communications to Shareholders

The Board aims to ensure that shareholders are informed of all major developments affecting the consolidated entity's state of affairs. Unless a shareholder has specifically requested not to receive the document, information will be communicated to shareholders as follows:

- the company's full year financial report. The Board will ensure that the report includes relevant information about the operations of the consolidated entity during the year, changes in the state of affairs of the consolidated entity and details of future developments in addition to other disclosures required by the Corporations Law;
- the Chairman's address to the annual general meeting and a review of trading results for the three months to 30 September; and
- a half-yearly financial report summarising the financial information and a review of the operations of the consolidated entity during the period. The half-year (audit review only) financial report will be prepared in accordance with the requirements of applicable Accounting Standards and the Corporations Law and is lodged with the Australian Securities and Investments Commission and the ASX.

Directors' Report

Directors

The names of the directors of PaperlinX Limited in office at the date of this report are:

D E Meiklejohn	N L Scheinkestel
I M Wightwick	D A Walsh
B J Jackson	L J Yelland

The following directors were appointed since 30 June 1999 and held office at the date of this report:

D E Meiklejohn	7 December 1999
B J Jackson	16 February 2000
N L Scheinkestel	16 February 2000
D A Walsh	27 July 2000
L J Yelland	16 February 2000

The following directors resigned or retired since 30 June 1999 as a consequence of the demerger from Amcor Limited, having held office by virtue of their employment:

D G Abotomey	16 February 2000
P J O'Connor	16 February 2000

Details of the qualifications, experience and special responsibilities of directors are set out on page 22 of the Full Year Financial Report.

Principal Activities

The general activities of the PaperlinX group are set out on pages 4 and 5 of the Full Year Financial Report. The company was listed on the Australian Stock Exchange on 17 April 2000, following the demerger from Amcor Limited. Other than the acquisition of an investment in Spicers Paper Limited and Australian Paper Plantations Pty Ltd and the acquisition of the assets of the Tasmanian operation, there were no significant changes in the nature of the principal activities of the consolidated entity during the year under review.

Review and Results of Operations

A review of the operations of the PaperlinX group during the financial year and the results of those operations is contained in pages 8 to 20 of the Full Year Financial Report.

Dividends

Dividends paid or declared by the company since the end of the previous financial year were:

	$ million
– to Amcor Limited	
• 18 February 2000, 0.133% franked at a 36% tax rate on fully paid shares	137.3
• 7 April 2000, 0.3% franked at a 36% tax rate on fully paid shares	9.2
• 12 May 2000, 4.78% franked at a 36% tax rate on fully paid shares	7.5
• final dividend payable, unfranked on fully paid shares	2.5
	156.5
– final dividend payable	
• 5 cents per share on 27 September 2000, 100% franked at a 34% tax rate on fully paid shares	12.8
	169.3

The effective date of separation of the consolidated entity from Amcor Limited was 1 April 2000. As specified in the Demerger Deed, all accumulated profits as at 31 March 2000, other than $3.3 million, were attributable to Amcor Limited. The dividends paid/payable to Amcor Limited, as detailed above, reflect the distribution of such accumulated profits.

State of Affairs

There were no significant changes in the state of affairs of the consolidated entity that occurred during the financial year ended 30 June 2000 other than the following related to the demerger from Amcor Limited as outlined in the PaperlinX Limited prospectus dated 25 February 2000:

- the acquisition of shares in Spicers Paper Limited;
- the sale and acquisition of shares in Australian Paper Plantations Pty Ltd; and
- the acquisition of the assets of the Tasmanian operations.

Commentary on the overall state of affairs of the economic entity is set out on pages 1 to 20 of the Full Year Financial Report.

Environmental Regulation

The consolidated entity is subject to significant environmental regulation in respect of its forestry and manufacturing activities. Environmental performance obligations are monitored by management and the Board and subjected, periodically, to internal, independent external and government agency audits and site inspections. The environmental report is set out on pages 19 and 20 of the Full Year Financial Report.

Directors' Report (cont'd)

Matters Subsequent to the End of the Financial Year

Since 30 June 2000 and to the date of this report no matter or circumstance has arisen (other than those occurring as a result of the normal vicissitudes of business) that has significantly affected or may significantly affect:

(a) the consolidated entity's operations in future financial years; or

(b) the results of those operations in future financial years; or

(c) the consolidated entity's state of affairs in future financial years.

Future Developments

Certain likely developments in the operations of the consolidated entity known at the date of this report have been covered generally within the Full Year Financial Report. In the opinion of the directors any further disclosure of information would be likely to result in unreasonable prejudice to the consolidated entity.

Directors' Meetings

The number of directors' meetings (including meetings of committees of directors) and number of meetings attended by each of the directors of the company during the financial year are:

	Board of Directors		Due Diligence Committee		Nomination Committee		Human Resources Committee		Audit and Compliance Committee	
	A	B	A	B	A	B	A	B	A	B
Directors at 30 June 2000										
D E Meiklejohn	12	12	6	6	1	1	1	1	1	1
I M Wightwick	15	14	6	6			1	1		
B J Jackson	4	4	1	1	1	1	1	1		
N L Scheinkestel	4	3	1	1	1	1			1	1
L J Yelland	4	3			1	1			1	1
Former Directors										
D G Abotomey	11	7								
P J O'Connor	11	11								

A – Reflects the number of meetings held during the time the director held office during the year.

B – Number of meetings attended.

Note: Due Diligence Committee was formed as part of the Amcor demerger process.

Directors' and Senior Executives' Emoluments

The Board's Nomination and Human Resources Committees are responsible for reviewing remuneration policies and practices, including the compensation and arrangements for executive directors and senior management, the company's superannuation arrangements and, within the aggregate amount approved by shareholders, the fees for non-executive members of the Board. This role also includes responsibility for the company's share and option plans. Executive and senior management performance review and succession planning are matters referred to and considered by the Committees. The Committees have access to independent advice and comparative studies on the appropriateness of remuneration arrangements.

Executive directors and senior executives may receive incentives based on the achievement of specific goals related to the performance of the consolidated entity. Non-executive directors do not receive any performance-based remuneration.

Details of the nature and amount of each major element of the emoluments of each director of the company and each of the five named officers of the company and the consolidated entity receiving the highest emoluments are:

Emoluments – 1999/00

Directors	Base Emolument	Incentive	Super-annuation	Other	Total
D E Meiklejohn[1]	43,750		3,062		46,812
I M Wightwick[3]	444,520	152,176	101,791[2]	33,017	731,504
B J Jackson[1]	16,250		1,137		17,387
N L Scheinkestel[1]	16,250		1,137		17,387
L J Yelland[1]	16,250		1,137		17,387
Total	537,020	152,176	108,264	33,017	830,447

The Company

There are no executives employed by PaperlinX Limited. All management are employed by subsidiary companies.

Consolidated[3]	Base Emolument	Incentive	Super-annuation	Other	Total
I R Howard Executive General Manager Distribution Services	231,150	69,436	40,451[2]	23,124	364,161
G R Court Executive General Manager Australian Paper	217,050	64,584	37,984[2]	28,979	348,597
D G Abotomey Chief Financial Officer	215,625	67,812	37,734[2]	22,942	344,113
F P Huntley Executive General Manager PaperlinX Merchanting	224,170	39,790	50,222[2]	19,317	333,499
D M Goldthorp Executive General Manager Corporate Development	192,500	28,201	33,688[2]	17,050	271,439
Total	1,080,495	269,823	200,079	111,412	1,661,809

(1) Appointed during year.

(2) Benefit to employee during contribution holiday.

(3) The remuneration of executives relates to the period 1 July 1999 to 30 June 2000. Prior to 1 April 2000 all employees were employed by, and their remuneration while paid by Amcor Limited, was oncharged to PaperlinX Limited. D.M.Goldthorp joined PaperlinX Limited 16 February 2000.

The value of options granted during the year has been valued at 30 June 2000 in the range $0.58 to $0.51, assuming they are held for five years or seven years respectively. The value has been based on certain assumptions regarding dividend growth. No amount has been included in the above remuneration for options issued during the year. Details of options granted during the year are set out under 'Options' below.

Options

During the financial year, the company granted options over unissued ordinary shares to the following five most highly remunerated officers as part of their remuneration. Directors did not receive options during this period.

	Number of Options Granted *	Exercise Price #
D G Abotomey	200,000	$3.13
G R Court	150,000	$3.13
D M Goldthorp	150,000	$3.13
I R Howard	150,000	$3.13
F P Huntley	150,000	$3.13

* All options were granted during the financial year. No options have been granted since the end of the financial year.

\# The exercise price of the options was calculated based on the average price of the first five days PaperlinX shares traded on the Australian Stock Exchange.

At the date of this report there were 1,535,000 options over unissued ordinary shares of the company at an exercise price of $3.13.

The options cannot be exercised for three years from the date of being granted, except on termination of employment.

These options do not entitle the holder to participate in any share issue of the company.

During or since the end of the financial year the company has not issued shares as a result of the exercise of options.

Directors' Interests

The relevant interest of each director in the share capital of the company as notified by the directors to the Australian Stock Exchange in accordance with S205G of the Corporations Law at the date of this report is as follows:

Ordinary Shares	Fully Paid	Ordinary Shares	Fully Paid
D E Meiklejohn	37,547	I M Wightwick	29,417
B J Jackson	25,000	N L Scheinkestel	2,000
D A Walsh	5,000	L J Yelland	3,000

Interests of Non-executive Directors in Contracts or Proposed Contracts with the Company

Directors of PaperlinX Limited have entered into agreements with the company for the payment of retiring allowances on retirement as a director. Agreements for the provision of benefits to directors on retirement are made under the provisions of PaperlinX's Constitution. In addition, directors of PaperlinX Limited have declared their interests in contracts or proposed contracts that may result from their directorships of other corporations, as listed in their personal profiles set out on page 22 of the Full Year Financial Report.

Indemnification and Insurance of Officers and Auditors

The company has agreements with each of the directors of the company in office at the date of this report (listed bottom left), all former directors and certain present and former officers of the company, indemnifying these officers against liabilities to any person other than the company or a related body corporate that may arise from their acting as officers of the company notwithstanding that they may have ceased to hold office, except where the liability arises out of conduct involving a lack of good faith.

The directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the directors' and officers' liability and legal expenses, insurance contracts, as such disclosure is prohibited under the terms of the contract.

Rounding

The company is the kind referred to in the ASIC Class Order [98/100] dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report and directors' report have been rounded off to the nearest one hundred thousand dollars or, where the amount is $50,000 or less, zero, unless specifically stated to be otherwise.

Signed in Melbourne this 14th day of August 2000 in accordance with a resolution of directors.

D E Meiklejohn
Chairman

I M Wightwick
Managing Director

Financial Statements

The financial information provided in the following pages is for PaperlinX Limited and the PaperlinX Limited Group for the year 1 July 1999 to 30 June 2000. As outlined in the PaperlinX prospectus dated 25 February 2000, PaperlinX acquired from Amcor a number of businesses effective 1 April 2000 and accordingly they are not included in the financial results for the period 1 July 1999 to 31 March 2000. The financial results therefore differ from the 'pro forma' financials shown in the PaperlinX prospectus.


PAPER

Financial Statements Contents

Statements of Profit

For the year ended 30 June	Note	Consolidated 2000 $m	PaperlinX Limited 2000 $m
OPERATING REVENUE			
Revenue	2	1,908.2	169.3
Operating profit before depreciation, amortisation, net interest, abnormal items and income tax	3	177.9	169.3
Depreciation and amortisation	3	(44.8)	–
Operating profit before net interest, abnormal items and income tax	3	133.1	169.3
Net interest	3	(26.5)	–
Operating profit before abnormal items and income tax		106.6	169.3
Abnormal items	4	(0.4)	–
Operating Profit Before Income Tax		106.2	169.3
Income tax expense attributable to operating profit	5	(20.3)	–
Net Operating Profit Attributable to Members of the Parent Entity		85.9	169.3
RETAINED PROFITS AT 1 JULY 1999		94.7	–
Total available for appropriation		180.6	169.3
Dividends provided for or paid	6	(169.3)	(169.3)
RETAINED PROFITS AT 30 JUNE 2000		11.3	–
Net Operating Profit Attributable to Members of the Parent Entity:			
• before abnormal items		71.1	169.3
• after abnormal items		85.9	169.3

Notes 1 to 36 form part of these financial statements and are to be read in conjunction therewith.

Balance Sheets

As at 30 June	Note	Consolidated 2000 $m	PaperlinX Limited 2000 $m
CURRENT ASSETS			
Cash	7	29.6	–
Receivables	8	290.3	15.3
Inventories	9	290.0	–
Total Current Assets		609.9	15.3
NON-CURRENT ASSETS			
Investments	10	116.0	1,549.8
Property, plant and equipment	11	1,048.8	–
Standing timber	12	165.2	–
Intangibles	13	10.4	–
Other	14	28.4	–
Total Non-current Assets		1,368.8	1,549.8
Total Assets		1,978.7	1,565.1
CURRENT LIABILITIES			
Accounts payable	15	192.4	11.8
Borrowings	16	7.5	609.8
Provisions	17	84.0	15.3
Total Current Liabilities		283.9	636.9
NON-CURRENT LIABILITIES			
Borrowings	18	569.6	–
Provisions	19	178.0	–
Total Non-current Liabilities		747.6	–
Total Liabilities		1,031.5	636.9
Net Assets		947.2	928.2
SHAREHOLDERS' EQUITY			
Share capital	20	928.2	928.2
Reserves	21	7.6	–
Retained profits		11.3	–
Shareholders' equity attributable to members of the parent entity		947.1	928.2
Outside equity interests in controlled entities	22	0.1	–
Total Shareholders' Equity		947.2	928.2

Notes 1 to 36 form part of these financial statements and are to be read in conjunction therewith.

Statements of Cash Flows

For the year ended 30 June	Consolidated 2000 $m	PaperlinX Limited 2000 $m
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from customers	1,498.3	–
Payments to suppliers and employees	(1,320.8)	–
Dividends received	0.2	154.0
Interest received	1.1	–
Interest paid	(35.5)	–
Income taxes paid	(0.5)	–
Other income received	13.3	–
Net Cash from Operating Activities[1]	156.1	154.0
CASH FLOWS FROM INVESTING ACTIVITIES		
Loans repaid by other persons	9.2	–
Acquisition of:		
Controlled entities and assets	(286.8)	(1,429.9)
Investments	(112.5)	–
Property, plant and equipment	(53.2)	–
Proceeds on disposal of:		
Controlled entities and businesses	321.3	–
Property, plant and equipment	3.4	–
Net Cash used in Investing Activities	(118.6)	(1,429.9)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	(154.0)	(154.0)
Proceeds from issue of shares	940.0	940.0
Loans from controlled entities	–	489.9
Loans from other persons	0.5	–
Proceeds from borrowings	900.0	–
Repayment of borrowings	(1,716.0)	–
Principal lease repayments	(3.5)	–
Net Cash (used in)/from Financing Activities	(33.0)	1,275.9
NET INCREASE IN CASH HELD	4.5	–
Cash at the Beginning of the Year	21.1	–
Cash at the End of the Year[2]	25.6	–

Notes 1 to 36 form part of these financial statements and are to be read in conjunction therewith.

For the year ended 30 June	Consolidated 2000 $m	PaperlinX Limited 2000 $m
(1) RECONCILIATION OF OPERATING PROFIT AFTER INCOME TAX TO NET CASH FROM OPERATING ACTIVITIES		
Operating Profit After Income Tax	85.9	169.3
Depreciation of property, plant and equipment	42.9	–
Amortisation of leased assets	1.0	–
Amortisation of goodwill	0.9	–
Interest capitalised	(0.4)	–
Movement in net market value of standing timber	(0.6)	–
(Profits)/losses on disposal of non-current assets	0.9	–
Abnormal items charged to profit	0.4	–
Increase/(decrease) in current and deferred taxes	19.8	–
Increase/(decrease) in provisions	5.8	–
Less share of associate company's net profits	(2.5)	–
Movement in accrued and prepaid interest	(7.5)	–
Cash Flow from Operations Before Abnormal Items	146.6	169.3
Changes in assets and liabilities excluding acquisitions/disposals of controlled entities and businesses:		
(Increase)/decrease in debtors, prepayments and other items	(57.6)	(15.3)
(Increase)/decrease in inventories	51.3	–
Increase/(decrease) in creditors and accruals	22.6	–
Abnormal items paid	(6.8)	–
Net Cash from Operating Activities	156.1	154.0

(2) RECONCILIATION OF CASH

For the purposes of the Statements of Cash Flows, cash includes cash on hand and at bank and short-term money market investments, net of outstanding bank overdrafts. Cash as at 30 June 2000 as shown in the Statements of Cash Flows is reconciled to the related items in the Balance Sheets as follows:

Cash – refer Note 7	29.6	–
Secured bank overdrafts – refer Note 16	(1.1)	–
Unsecured bank overdrafts – refer Note 16	(2.9)	–
	25.6	–

(3) NON-CASH FINANCING AND INVESTING ACTIVITIES

During the year, the consolidated entity acquired property, plant and equipment with an aggregate value of $0.3 million by means of finance leases. These acquisitions are not reflected in the Statements of Cash Flows.

Notes 1 to 36 form part of these financial statements and are to be read in conjunction therewith.

Notes to the Financial Statements as at 30 June 2000

NOTE 1. ACCOUNTING POLICIES

The following significant accounting policies have been applied by PaperlinX Limited and its controlled entities ("the consolidated entity"), having regard to their activities, in the preparation of the Statements of Profit, Balance Sheets and Statements of Cash Flows.

(1) Accounting Standards

The consolidated entity adopts the currently applicable Australian Accounting Standards and disclosure requirements of the professional accounting bodies.

(2) Basis of Preparation

The financial report is a general purpose financial report prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Law.

The financial report has been prepared on the basis of historical costs except where stated otherwise, and does not take into account changing money values or current values of non-current assets.

The financial report includes the results of Australian Paper Plantations Pty Ltd (100%) and the equity accounted results of Spicers Paper Limited (42%) from 1 April 2000 and the impact of their acquisition effective 1 April 2000.

The financial report also includes the impact of the acquisition of the Tasmanian mill assets effective 1 April 2000.

(3) Investments

Investments in associates are accounted for in the consolidated financial statements using the equity accounting method. Associates are those entities over which the consolidated entity exercises significant influence, but does not control.

Other investments are brought to account at the lower of cost or recoverable amount and dividend income is recognised in the Statement of Profit when receivable.

(4) Revenue Recognition

Sales Revenue

Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of products to entities outside the consolidated entity. Sales revenue is recognised when control of the goods has passed to the customer.

Services

Revenue from the provision of services is recognised when the service is provided.

Interest Income

Interest income is recognised as it accrues.

Asset Sales

The gross proceeds of asset sales are included as revenue of the consolidated entity. The profit or loss on disposal of assets is brought to account at the date an unconditional contract of sale is signed.

(5) Taxation

General

The consolidated entity adopts the accounting policy for treatment of company income tax as set out in Accounting Standard AASB 1020 (Tax Effect Accounting) whereby the taxation benefits or liabilities, which arise due to differences between the time when items are taken up in the consolidated entity's accounts and when they are to be taken up for income tax purposes are shown either as a future income tax benefit or as a deferred income tax liability. The future income tax benefit and deferred income tax liability are taken up at the tax rates applicable to the periods in which they are expected to reverse.

The future income tax benefit relating to tax losses is not carried forward as an asset unless the benefit can be regarded as being virtually certain of realisation. These benefits will be brought to account as a reduction in income tax expense in the period in which they are recouped. The tax effect of capital losses is not recorded unless realisation is virtually certain.

Capital Gains Tax

Capital gains tax, where applicable, is provided for in the period in which an asset is sold.

(6) Depreciation

Property, plant and equipment, excluding freehold land and standing timber, are depreciated at rates based upon their expected useful lives using the straight-line method.

Depreciation rates used for each class of asset are as follows:

Land improvements: between 1% – 3%

Buildings: between 1% – 4%

Plant and equipment: between 4% – 20%

Finance leases: between 4% – 20%.

(7) Employee Entitlements

Provisions

Provisions for employee entitlements such as wages, salaries, annual leave, sick leave and other current employee entitlements are calculated at nominal amounts to cover accumulated entitlements at balance date. Provisions for other employee entitlements which are not expected to be settled within 12 months are discounted using the rate, at balance date, attaching to those national government securities which most closely match the terms of maturity of the related entitlements.

Provisions relating to long service leave have been calculated to represent the present value of estimated future cash outflows discounted to balance date.

Provisions for employee entitlements include, where appropriate, forecast future increases in wages and salaries, grossed up for on-costs, and based on the consolidated entity's experience with staff departures.

Employee Share Plans

The consolidated entity maintains two Employee Share Plans, the Employee Share Purchase Plan (ESPP) and the Employee Share Option Plan (ESOP). Both Plans were established in the year ended 30 June 2000.

Employee Share Purchase Plan

Eligibility to participate in the ESPP is based on each employee's service period. An employee is to have been employed continuously by the consolidated entity for a period of 12 months or more at the date the invitation to subscribe is made, unless determined to be eligible at the discretion of the directors. The number of shares offered and the issue price are determined at the discretion of the directors.

Employee Share Option Plan

At the discretion of the directors, employees of the consolidated entity may be offered a specified number of shares or options in relation to unissued shares. In accordance with the rules of the Plan, the issue price of shares is determined by the directors, although the amount payable upon subscription must not be less than 1% of the issue price. In accordance with the rules of the Plan, options may be issued upon such terms and conditions as determined by the directors at the time of the invitation.

When issues relating to the ESPP are made, loans to assist in the purchase of shares will be shown as receivables. Shares are held in trust until the loan is fully paid. The loans can be repaid at any time and must be fully paid when an individual ceases to be employed by the consolidated entity. No value is recognised at the time of the issue of options under the ESOP. If exercised, contributions are recognised as equity. Shares issued under the ESOP are treated as equity to the extent the shares are paid-up.

There have been no issues relating to the ESPP to date. Issues relating to the ESOP are detailed in Note 20.

Superannuation Funds

The consolidated entity contributes to employee superannuation funds. Contributions are charged against profit as and when they are incurred. Further information is set out in Note 30.

(8) Borrowing Costs

Interest and other financing charges are brought to account in determining profit for the year, except to the extent the interest incurred relates to major capital items in which case interest is capitalised as a cost of the asset up to the time it is ready for its intended use or sale.

For fixed assets, the capitalised interest and charges are amortised over the expected useful economic lives.

The total amount of interest capitalised during the year as part of the carrying amount of assets is shown in Note 3. Interest was capitalised at a weighted average rate of 5.5%.

(9) Consolidated Financial Statements

The consolidated financial statements comprise the financial statements of PaperlinX Limited, being the parent entity, and its controlled entities in accordance with Accounting Standard AASB 1024 (Consolidated Accounts). In preparing the financial statements all balances and transactions between entities included in the consolidated entity have been eliminated.

(10) Property, Plant and Equipment

Depreciable property, plant and equipment are shown in the financial statements at cost or valuation less accumulated depreciation.

Land, land improvements and buildings are revalued every three years. During 1999/2000 the consolidated entity revalued land, land improvements and buildings and the new independent valuations adopted are shown in Note 11. Differences arising from revaluations are not included in profit for the year.

In addition to valuations undertaken, the carrying amounts of all property, plant and equipment are reviewed annually. If the carrying amount of an item of property, plant and equipment exceeds its recoverable amount, the asset is

Notes to the Financial Statements as at 30 June 2000 (cont'd)

NOTE 1. ACCOUNTING POLICIES (cont'd)

written down to the lesser amount. In assessing recoverable amounts, the relevant cash flows are not discounted to their present value.

(11) Inventories

Inventories are valued at the lower of cost (including an appropriate proportion of fixed and variable overheads) and net realisable value in the normal course of business.

(12) Foreign Currency Translation

The financial statements of overseas controlled entities which are classified as being financially and operationally independent are converted to Australian currency at balance date using the current rate method as set out in Accounting Standard AASB 1012 (Foreign Currency Translation). Any exchange gains/losses arising from the effect of currency fluctuations on these investments are taken directly to the exchange fluctuation reserve.

The consolidated entity is exposed to changes in foreign exchange rates as a consequence of its activities. All material foreign currency transactions, which are not offset by a natural hedge, are subject to forward cover contracts and any exchange gains/losses arising from the effect of currency fluctuations on the underlying transactions are offset by the exchange gains/losses on the forward cover contract. As a result, such foreign currency transactions are not subject to movements in exchange rates.

(13) Financial Instruments

Financial Instruments included in Equity

Details of shares issued and options outstanding over ordinary shares at balance date are set out in Note 20.

Financial Instruments included in Liabilities

Liabilities are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Bank Overdrafts, Bank Loans and Other Loans are carried at their principal amounts. Interest is charged as an expense as it accrues other than for amounts capitalised. Refer Note 1(8).

Financial Instruments included in Assets

Trade Debtors are carried at nominal amounts due less any provision for doubtful debts. Collectability of overdue accounts is assessed on an ongoing basis. Specific provision is made for all doubtful accounts. A provision for doubtful debts is recognised when collection of the full nominal amount is no longer probable.

Receivables other than Trade Debtors are carried at nominal amounts due.

(14) Leased Assets

The consolidated entity adopts the provisions of Accounting Standard AASB 1008 (Accounting for Leases) in respect of those assets of the consolidated entity which are the subject of finance leases.

(15) Research and Development Expenditure

Expenditure on research and development is reported as a charge against operating profit in the year in which the expenditure is incurred.

(16) Goodwill

The consolidated entity recognises goodwill on acquisitions of controlled entities and businesses as required by Accounting Standard AASB 1013 (Accounting for Goodwill).

All goodwill is amortised in equal instalments over the period of time during which the benefits are expected to arise but for a period not exceeding 20 years.

The unamortised balance of goodwill is reviewed annually and adjusted where it is considered that the carrying amount exceeds the expected future benefit.

(17) Standing Timber

Effective 1 July 1999 Australian Paper Plantations Pty Ltd adopted Accounting Standard AASB 1037 (Self-Generating and Regenerating Assets) whereby standing timber is valued at net market value and increments and decrements in the net market value are recognised in the Statement of Profit in the financial period in which they occur. The early adoption of this Standard has been maintained by the consolidated entity following the acquisition of Australian Paper Plantations Pty Ltd.

Standing timber less than 10 years of age is carried at the cost of afforestation expenditure.

Standing timber greater than 10 years of age is valued at the market price of estimated recoverable wood volumes net of harvesting and delivery costs.

(18) Comparatives

The company is of the kind referred to in the ASIC Class Order [98/1416] dated 29 July 1998 in that it was not required to prepare a financial report for the year ended 30 June 1999 and, in accordance with that Class Order, comparative information has not been presented.

NOTE 2. REVENUE

	Consolidated 2000 $m	PaperlinX Limited 2000 $m
Revenue from Operating Activities		
Sales of goods	1,570.3	–
Commissions received	13.3	–
Interest received:		
• Other	1.1	–
	1.1	–
Dividends received:		
• Controlled entities	–	169.3
• Other	0.2	–
	0.2	169.3
Revenue from Outside Operating Activities		
Proceeds on disposal of non-current assets	3.6	–
Proceeds on disposal of businesses and a controlled entity	319.7	–
Total Revenue	1,908.2	169.3

Notes to the Financial Statements as at 30 June 2000 (cont'd)

	Consolidated 2000 $m	PaperlinX Limited 2000 $m
NOTE 3. OPERATING PROFIT		
Operating profit before income tax has been arrived at after (charging)/crediting:		
Depreciation:		
• of property, plant and equipment – refer Note 1(6)	(42.9)	–
Amortisation:		
• of leased assets	(1.0)	–
• of goodwill – refer Note 1(16)	(0.9)	–
	(44.8)	–
Borrowing costs:		
• Interest paid – related parties	(16.5)	–
• Interest paid – other persons	(11.1)	–
• Finance charges on leased assets	(0.4)	–
Interest capitalised – refer Note 1(8)	0.4	–
	(27.6)	–
Interest received	1.1	–
Net interest	(26.5)	–
Other borrowing costs	(1.9)	–
	(28.4)	–
Bad debts written off:		
• Trade debtors	(0.2)	–
Provisions:		
• Employee entitlements and directors' retiring allowances	(16.7)	–
• Doubtful debts	1.8	–
• Diminution in value of inventories	(1.8)	–
• Other	(5.1)	–
	(21.8)	–
Lease rentals:		
• Operating leases	(15.3)	–
Change in net market value of standing timber	4.2	–
Net market value of standing timber felled during the year	(3.6)	–
	0.6	–
Net profit/(loss) on disposal of property, plant and equipment	(0.9)	–
Research and development costs	(1.8)	–

	Consolidated 2000 $m	PaperlinX Limited 2000 $m
NOTE 4. ABNORMAL ITEMS		
Abnormal Items Before Income Tax		
Redundancy and other costs	(0.5)	–
Year 2000 compliance costs	0.1	–
Abnormal Items Before Income Tax	(0.4)	–
Related Income Tax on Abnormal Items (where applicable)		
Income tax benefit on redundancy and other costs	0.2	–
Restatement of deferred tax balances due to change in income tax rate	15.0	–
Income Tax on Abnormal Items	15.2	–
Net Abnormal Items After Income Tax Attributable to Members of the Parent Entity	14.8	–
NOTE 5. INCOME TAX EXPENSE		
Prima facie income tax expense calculated at standard rates of tax on operating profit before tax	(38.2)	(60.9)
(Add)/deduct the tax effect of:		
• Tax rebate on dividends from investments	0.1	60.9
• Share of associate's net profit	0.9	–
• Amortisation of goodwill	(0.3)	–
• Change in income tax rate	15.0	–
• Over provision in prior years	4.5	–
• Other	(2.3)	–
Total Income Tax Expense	(20.3)	–
Income tax expense attributable to:		
• Operating profit before abnormal items	(35.5)	–
• Abnormal items	15.2	–
Total Income Tax Expense	(20.3)	–

Notes:

(1) The balance of the franking account as at 30 June 2000 was $1.0 million. After taking into account the estimated income tax payable as at 30 June 2000, and the payment of the final dividend for the year ended 30 June 2000, the balance of the franking account is estimated to be $42.2 million.

(2) The final dividend will be fully franked at a 34% tax rate out of existing franking credits and those arising from the payment of income tax during the year ending 30 June 2001.

Notes to the Financial Statements as at 30 June 2000 (cont'd)

	Consolidated 2000 $m	PaperlinX Limited 2000 $m
NOTE 6. DIVIDENDS		
Dividends paid/payable to Amcor Limited during the year:		
• 18 February 2000, 0.133% franked at a 36% tax rate on fully paid shares	137.3	137.3
• 7 April 2000, 0.3% franked at a 36% tax rate on fully paid shares	9.2	9.2
• 12 May 2000, 4.78% franked at a 36% tax rate on fully paid shares	7.5	7.5
• final dividend payable, unfranked on fully paid shares	2.5	2.5
	156.5	156.5
Final dividend payable:		
• 5 cents per share on 27 September 2000, 100% franked at a 34% tax rate on fully paid shares	12.8	12.8
	169.3	169.3

The effective date of separation of the consolidated entity from Amcor Limited was 1 April 2000. As specified in the Demerger Deed, all retained profits as at 31 March 2000, other than $3.3 million, were attributable to Amcor Limited. The dividends paid/payable to Amcor Limited, as detailed above, reflect the distribution of such retained profits.

	Consolidated 2000 $m	PaperlinX Limited 2000 $m
CURRENT ASSETS		
NOTE 7. CASH		
Cash on hand and at bank	24.4	–
Deposits at call	5.2	–
Total Cash	29.6	–
NOTE 8. RECEIVABLES		
Trade debtors[1]	275.5	–
Provision for doubtful debts	(4.5)	–
	271.0	–
Other debtors	5.9	15.3
Prepayments	13.3	–
Other loans	0.1	–
Total Current Receivables	290.3	15.3

Note:

(1) Credit terms for trade debtors vary across the consolidated entity.

	Consolidated 2000 $m	PaperlinX Limited 2000 $m
CURRENT ASSETS (CONT'D)		
NOTE 9. INVENTORIES		
At cost:		
Raw materials and stores	107.8	–
Provision for diminution in value	(7.9)	–
	99.9	–
Work in progress	17.3	–
Finished goods	174.0	–
Provision for diminution in value	(7.6)	–
	166.4	–
At net realisable value:		
Finished goods	6.4	–
Total Inventories	290.0	–
NON-CURRENT ASSETS		
NOTE 10. INVESTMENTS		
Shares in controlled entities (refer Note 31):		
◦ At cost	–	1,549.8
	–	1,549.8
Shares in associated company (refer Note 32):		
Listed on the stock exchange		
◦ Equity accounted	114.5	–
	114.5	–
Other investments:		
Not listed on stock exchanges		
◦ At cost	1.5	–
	1.5	–
Total Investments	116.0	1,549.8
Market value of the investment listed on the stock exchange as at 30 June 2000	124.5	–

Notes to the Financial Statements as at 30 June 2000 (cont'd)

	Consolidated 2000 $m	PaperlinX Limited 2000 $m
NOTE 11. PROPERTY, PLANT AND EQUIPMENT		
Land:		
• At cost	24.4	–
• At independent valuation 1999[1]	7.0	–
	31.4	–
Land improvements:		
• At cost	6.6	–
• At independent valuation 1999[1]	6.7	–
	13.3	–
Accumulated depreciation	(0.6)	–
	12.7	–
Buildings:		
• At cost	62.1	–
• At independent valuation 1999[1]	99.1	–
	161.2	–
Accumulated depreciation	(1.7)	–
	159.5	–
Plant and equipment:		
• At cost	1,332.7	–
Accumulated depreciation	(489.8)	–
	842.9	–
Leased assets:		
• Finance leases	4.4	–
Accumulated amortisation	(2.1)	–
	2.3	–
Total Property, Plant and Equipment	1,048.8	–

Note:

(1) An independent valuation, as at December 1999, of the consolidated entity's land, land improvements and buildings was carried out by Mr G R Longden A.V.L.E. (Val) of Jones Lang LaSalle Advisory Services Pty. Ltd., licensed agents and approved valuers, on the basis of existing use.

	Consolidated 2000 $m	PaperlinX Limited 2000 $m
NOTE 12. STANDING TIMBER		
At cost	81.7	–
At valuation	83.5	–
Total Standing Timber	165.2	–

Standing timber comprises plantations of Pine and Eucalypt.

The consolidated entity's plantations in Victoria are insured against fire and certain other specified risks. Younger trees are insured for their current replacement cost whilst more mature trees are insured for a value equal to estimated wood volume multiplied by the royalty rate of purchasing from external suppliers. The carrying value shown above is lower than the insured value of standing timber.

The carrying value of standing timber above is net of a "yield reduction allowance" of $8.7 million in relation to quantities of timber located in areas that are considered to be environmentally sensitive to harvesting, in accordance with the Code of Forest Practice.

Standing timber volumes are first measured when trees are aged in excess of 10 years, being the age at which they first become merchantable.

Accordingly, it is not possible to provide an accurate estimate of standing timber volumes for trees aged between zero and 10 years.

At Cost

Standing timber less than 10 years of age is carried at the cost of afforestation expenditure.

The estimated area held of standing timber valued at cost is 23.1 thousand hectares.

At Valuation

Standing timber greater than 10 years of age is valued at the market price of estimated recoverable wood volumes net of harvesting and delivery costs.

Standing timber volumes at valuation are 8.75 million cubic metres.

NOTE 13. INTANGIBLES		
Goodwill at cost	24.1	–
Accumulated amortisation	(13.7)	–
Total Intangibles	10.4	–

NOTE 14. OTHER NON-CURRENT ASSETS		
Future income tax benefits[1]	28.4	–
Total Other Non-current Assets	28.4	–

Note:

(1) Included in the above future income tax benefits of the consolidated entity is $0.6 million relating to accumulated tax losses.

Potential further future income tax benefits of the consolidated entity relating to accumulated tax losses at balance date of $7.2 million are not included in the above. These benefits will only be obtainable if:

- *the entities derive future assessable income of a nature and amount sufficient to enable the benefit of the deductions to be realised;*
- *the entities continue to comply with the conditions for deductibility imposed by income tax law; and*
- *changes in income tax legislation do not adversely affect the ability of the entities to realise the benefit of the deductions.*

Notes to the Financial Statements as at 30 June 2000 (cont'd)

	Consolidated 2000 $m	PaperlinX Limited 2000 $m
CURRENT LIABILITIES		
NOTE 15. ACCOUNTS PAYABLE		
Trade creditors[1]	137.1	–
Other creditors	55.3	11.8
Total Current Accounts Payable	192.4	11.8

Note:

(1) Credit terms for trade creditors vary across the consolidated entity.

	Consolidated 2000 $m	PaperlinX Limited 2000 $m
NOTE 16. BORROWINGS		
Secured borrowings:		
Bank overdrafts[1]	1.1	–
Unsecured borrowings:		
Bank overdrafts[1]	2.9	–
Bank loans	1.5	–
Other loans	0.5	–
Amounts owing to controlled entities	–	609.8
Lease liabilities	1.5	–
Total Current Borrowings	7.5	609.8

Note:

(1) The consolidated entity has committed bank overdraft facilities (both secured and unsecured) to a maximum of $8.2 million. As at 30 June 2000, the unused portions of the facilities were $4.2 million. The bank overdrafts are payable on demand and are subject to annual review.

	Consolidated 2000 $m	PaperlinX Limited 2000 $m
NOTE 17. PROVISIONS		
Income tax	28.5	–
Dividend payable	15.3	15.3
Employee entitlements	28.7	–
Other provisions	11.5	–
Total Current Provisions	84.0	15.3

	Consolidated 2000 $m	PaperlinX Limited 2000 $m
NON-CURRENT LIABILITIES		
NOTE 18. BORROWINGS		
Secured borrowings:		
Mortgage loans[1]	0.1	–
Unsecured borrowings:		
Bank loans[2]	568.6	–
Lease liabilities	0.9	–
Total Non-current Borrowings	569.6	–
Reconciliation of Consolidated Net Borrowings		
• Current borrowings – refer Note 16	7.5	–
• Non-current borrowings – refer Note 18	569.6	–
Total borrowings	577.1	–
• Cash – refer Note 7	(29.6)	–
Net Borrowings	547.5	–

Notes:

(1) These loans are secured by a charge over buildings of a controlled entity in Europe.

(2) Relates to bank borrowings in Paper Australia Pty Ltd – $568.6 million drawn under a $600 million multi-currency facility maturing in May 2003. The average maturity of drawings outstanding as at 30 June 2000 was 111 days. Drawings under this facility bear interest at BBSY plus an applicable credit margin.

NOTE 19. PROVISIONS

Employee entitlements[1]	23.4	–
Deferred income tax	150.4	–
Other provisions[2]	4.2	–
Total Non-current Provisions	178.0	–

Notes:

(1) Included in the above employee entitlements of the consolidated entity are provisions relating to directors' retiring allowances. These provisions only relate to non-executive directors of PaperlinX Limited and are in accordance with the company's Constitution and with agreements between the company and individual directors. No liability exists for directors' retiring allowances in respect of directors in the full-time employment of PaperlinX Limited or its controlled entities.

The aggregate provision for employee entitlements at balance date is:

Current – refer Note 17	28.7	–
Non-current – refer Note 19	23.4	–
	52.1	–

(2) Included in the above other provisions of the consolidated entity are provisions relating to surplus leased premises and self-insurance for workers' compensation in Tasmania and Victoria.

The aggregate other provisions at balance date is:

Current – refer Note 17	11.5	–
Non-current – refer Note 19	4.2	–
	15.7	–

Notes to the Financial Statements as at 30 June 2000 (cont'd)

	Consolidated 2000 $m	PaperlinX Limited 2000 $m
SHAREHOLDERS' EQUITY		
NOTE 20. SHARE CAPITAL		
Issued and paid-up:		
256,830,601 ordinary shares (1999: 2 ordinary shares)	928.2	928.2
Total Paid-up Capital	928.2	928.2
Movement in ordinary share capital		
Balance at beginning of year	–	–
256,830,599 shares issued at $3.66 each	940.0	940.0
Transaction costs incurred in relation to the demerger	(11.8)	(11.8)
Balance at end of year	928.2	928.2

During the year PaperlinX Limited granted options over ordinary shares as follows:

- Employee Share Option Plan

  1,535,000 options over 1,535,000 ordinary shares at an exercise price of $3.13 per option, which was the average price for the first five days of trading on the Australian Stock Exchange, following the listing of the shares on 17 April 2000.

  At the date of this report there are 1,535,000 unissued shares of PaperlinX Limited which are under option whose exercise is subject to the satisfaction of the terms of the option agreements.

NOTE 21. RESERVES

	Consolidated 2000 $m	PaperlinX Limited 2000 $m
ASSET REVALUATION		
Balance at beginning of year	–	–
Revaluation of land, land improvements and buildings	8.8	–
Balance at end of year	8.8	–
EXCHANGE FLUCTUATION		
Balance at beginning of year	(1.3)	–
Exchange fluctuation on translation of overseas controlled entities	0.5	–
Share of associated company's decrement	(0.4)	–
Balance at end of year	(1.2)	–
Total Reserves	7.6	–

	Consolidated 2000 $m	PaperlinX Limited 2000 $m
NOTE 22. OUTSIDE EQUITY INTERESTS IN CONTROLLED ENTITIES		
Share capital	0.1	–
Total Outside Equity Interests	0.1	–
COMMITMENTS FOR EXPENDITURE		
NOTE 23. CAPITAL EXPENDITURE COMMITMENTS		
Capital expenditure contracted but not provided for:		
• Not later than one year	1.3	–
Total Capital Expenditure Commitments	1.3	–
NOTE 24. LEASE COMMITMENTS		
FINANCE LEASES		
Lease expenditure contracted and provided for:		
• Not later than one year	1.7	–
• *Later than one year but not later than five years*	0.9	–
Minimum lease payments	2.6	–
Less: Future finance charges	(0.2)	–
Total Finance Lease Liability	2.4	–
Current lease liabilities – refer Note 16	1.5	–
Non-current lease liabilities – refer Note 18	0.9	–
	2.4	–

The consolidated entity enters into *finance leases from time to time* in relation to property, plant and equipment. At the end of the lease term the consolidated entity has the option to purchase the property, plant and equipment at a price established at the time of entering the lease, which is deemed to be a bargain purchase option.

	Consolidated 2000 $m	PaperlinX Limited 2000 $m
OPERATING LEASES		
Lease expenditure contracted but not provided for:		
• Not later than one year	16.8	–
• Later than one year but not later than five years	43.9	–
• Later than five years	13.4	–
Total Operating Lease Commitments	74.1	–

The consolidated entity enters into operating leases from time to time in relation to property, plant and equipment. The major component relates to the leases of buildings. Leases generally provide the consolidated entity with a right of renewal at which time all terms are renegotiated.

Notes to the Financial Statements as at 30 June 2000 (cont'd)

	Consolidated 2000 $m	PaperlinX Limited 2000 $m
NOTE 25. OTHER EXPENDITURE COMMITMENTS		
Expenditure contracted but not provided for covering supplies and services to be provided out to the year 2030:		
• Not later than one year	63.4	–
• Later than one year but not later than two years	24.0	–
• Later than two years but not later than five years	45.6	–
• Later than five years	257.0	–
Total Other Expenditure Commitments	390.0	–

The major components of the other expenditure commitments relate to contracts for the purchase of woodchips and pulpwood, being raw materials used in the production of paper products.

	Consolidated 2000 $m	PaperlinX Limited 2000 $m
NOTE 26. CONTINGENT LIABILITIES		
Contingent liabilities arising in respect of:		
Related bodies corporate:		
• Bank guarantees	0.5	–
• Claims	0.4	–
Total Contingent Liabilities	0.9	–

The bank guarantees, the beneficiary of which are third parties, are in relation to the importation of products.

The claims relate to two preferential payment claims received in relation to a controlled entity currently placed in liquidation. Offers for settlement are currently being considered for one claim. The other claim has not yet reached this stage. In both cases no formal legal proceedings have commenced.

The consolidated entity has entered into supply agreements with Amcor Limited whereby it agrees to place purchase orders for the supply of wastepaper products for both the Maryvale mill and the Shoalhaven mill. The Maryvale agreement is for 10 years and may be extended for an additional five years. It is priced at the delivered cost per tonne to Amcor of supplying those products in Victoria plus a service fee. The initial term of the Shoalhaven agreement is for two years, but will continue thereafter until terminated by either party giving the agreed period of notice. The agreement contains a "take or pay" clause whereby the consolidated entity is required to purchase at least 70% of the agreed quantity each financial year.

In addition to the above supply agreements, the consolidated entity has also entered into agreements with Amcor Limited to acquire general accounting services, payroll services, purchasing and payments services and information technology services. The initial term for these service agreements, other than information technology, is for two years, but will continue thereafter until terminated by either party giving the agreed period of notice. The initial term for the information technology service agreement is until 30 June 2001.

Under the terms of the ASIC Class Order 98/1418 dated 13 August 1998 (as amended), which relieved certain wholly owned Australian subsidiaries from the requirement to prepare audited financial statements, PaperlinX Limited and certain subsidiaries have entered into approved deeds for the cross guarantee of liabilities with those subsidiaries identified in Note 31. No liabilities subject to the Deeds of Cross Guarantee at 30 June 2000 are expected to arise to PaperlinX Limited and subsidiaries.

	Consolidated 2000 $m	PaperlinX Limited 2000 $m

NOTE 27. AUDITORS' REMUNERATION

Amounts received or due and receivable for audit services by:		
• Auditors of the company	0.638	–
• KPMG member firms	0.200	–
Amounts received or due and receivable for other services by:		
• Auditors of the company	0.732	0.732
• KPMG member firms	–	–

The amount of $0.732 million was incurred in relation to the demerger from Amcor Limited and is included in the costs of $11.8 million applied against share capital in the current year.

NOTE 28. REMUNERATION OF DIRECTORS AND EXECUTIVES

REMUNERATION OF DIRECTORS

Amounts paid or payable or otherwise made available to directors	0.753	–

Number of directors of the company whose income from the company or any related party falls within the following bands:

$	No.	No.
10,000 – 19,999	3	–
40,000 – 49,999	1	–
650,000 – 659,999	1	–

Mr I M Wightwick was a director for the period 1 July 1999 to 30 June 2000. During the period 1 July 1999 to 31 March 2000 he was employed by Amcor Limited.

The remuneration of all non-executive directors has been included in the above table from the date of their appointment to the Board.

REMUNERATION OF EXECUTIVES

Amounts received or due and receivable from the company, entities in the consolidated entity or related parties by executive officers	2.129	–

Number of executive officers whose remuneration was within the following bands:

$	No.	No.
230,000 – 239,999	1	–
290,000 – 299,999	1	–
300,000 – 309,999	1	–
310,000 – 319,999	1	–
320,000 – 329,999	1	–
650,000 – 659,999	1	–

The remuneration of executives relates to the period from 1 July 1999 to 30 June 2000. During the period 1 July 1999 to 31 March 2000 their remuneration was paid by Amcor Limited.

The options granted during the year have been valued at 30 June 2000 in the range of $0.58 to $0.51, assuming they are held for five years or seven years respectively. This value has been based on certain assumptions regarding the dividend growth of the consolidated entity over the five-year and seven-year terms. The options cannot be exercised for three years from the date of being granted, except upon termination of employment. No amount has been included in the above remuneration for options issued during the year.

Notes to the Financial Statements as at 30 June 2000 (cont'd)

For the year ended 30 June	Operating Profit Before Income Tax 2000 $m	Sales Revenue 2000 $m	Total Assets 2000 $m
NOTE 29. SEGMENT REPORTING			
INDUSTRY SEGMENTS			
Communication Papers:			
Merchants	19.5	619.2	221.7
Australian Paper	65.8	701.1	945.7
Total	85.3	1,320.3	1,167.4
Packaging Papers	60.4	310.4	315.9
Investments/Other[1]	(12.6)	317.4	495.4
Profit before net interest, income tax and abnormal items	133.1		
Net interest[2]	(26.5)		
Profit before income tax and abnormal items	106.6		
Abnormal items	(0.4)		
Inter-segment sales[3]		(377.8)	
	106.2	1,570.3	1,978.7
GEOGRAPHIC SEGMENTS			
Australia	128.4	1,390.8	1,901.4
New Zealand	1.6	75.6	39.4
North America	0.2	72.0	19.9
Europe	0.6	31.2	8.4
Asia	2.3	0.7	9.6
Profit before net interest, income tax and abnormal items	133.1		
Net interest[2]	(26.5)		
Profit before income tax and abnormal items	106.6		
Abnormal items	(0.4)		
	106.2	1,570.3	1,978.7

Notes:

(1) Includes the impact of leasing the Tasmanian mills for nine months, net of the contribution from Australian Paper Plantations Pty Ltd. (100%) and Spicers Paper Limited (42%) from 1 April 2000.

(2) Interest is not allocated internally to the segments but held centrally.

(3) Inter-segment sales comprise sales of paper, which are priced on an arm's length basis.

NOTE 30. SUPERANNUATION COMMITMENTS

The consolidated entity and certain controlled entities contribute to superannuation funds, which were established to provide benefits for employees and their dependants. The funds cover company-sponsored plans, industry/union plans and other approved funds.

COMPANY SPONSORED PLANS

The principal benefits are pensions or lump sums for members on resignation, retirement, death or total permanent disablement. These benefits are determined on either a defined benefit or accumulation benefit basis.

Employee contribution rates are either fixed by the rules of the fund or selected by members from a specified range of rates. In addition to legislative requirements, employer companies contribute to the balance of the cost required to fund the defined benefits or, in the case of accumulation funds, the amounts set out in the appropriate fund rules.

There exists a legally enforceable obligation on the employer companies to make such contributions as are required under the rules.

INDUSTRY/UNION PLANS

Employer companies participate in industry and union plans on behalf of certain employees.

These plans operate on an accumulation basis and provide lump sum benefits for members on resignation, retirement or death.

The employer company has a legally enforceable obligation to contribute at varying rates to these plans.

DEFINED BENEFIT PLANS

All plans are listed below showing the results of the last actuarial assessment, where applicable, made by independent actuaries on the dates indicated.

Fund assets net of liabilities other than accrued benefits (fund assets) at net market value as at the reporting date, accrued benefits as at the last actuarial review date and vested benefits of the funds/plans as at the reporting date are as follows:

Funds as at 30 June 2000	Reporting Date	Fund Assets at Net Market Value $m	Accrued Benefits[4] $m	Surplus/ (Deficit)[5] $m	Vested Benefits[6] $m
Controlled Entities					
– Amcor Superannuation Fund[1] June 1997 by W R Aitchison FIA, FIAA	30/06/99	515.3	480.9	34.4	480.4
– Amcor New Zealand Superannuation Fund[2] April 1998 by J Spooner BSc, FIAA, FNZSA	31/03/00	25.2	20.2	5.0	16.6
– Australian Paper Welfare Scheme[3] June 1997 by W R Aitchison FIA, FIAA	30/06/99	19.0	9.8	9.2	6.0
		559.5	510.9	48.6	503.0

Notes:

(1) The demerger of the consolidated entity has occurred since the last reporting date. At the time of the demerger, the Amcor Superannuation Fund included some members who were employed by Amcor Limited (approximately 79% of members), and some members who were employed by the consolidated entity (approximately 21% of members). It has been agreed that, for the time being, employees of the consolidated entity may continue to participate as members of the Amcor Superannuation Fund, and the consolidated entity will contribute to this Fund on behalf of these members. In relation to those employees of the consolidated entity whose benefits are calculated in accordance with a defined benefit formula, a separate Sub-fund has been established within the Amcor Superannuation Fund in order to meet these defined benefit liabilities.

(2) The Amcor New Zealand Superannuation Fund also included some employees of the consolidated entity (approximately 7% of members), and it has been agreed that, for the time being, those employees will continue to participate as members of the Fund and the consolidated entity will continue to contribute on behalf of those members.

(3) Employees of the consolidated entity who are members of the Australian Paper Welfare Scheme remain as members until the Scheme is wound up in the next financial year. No further contributions will be paid to the Scheme.

(4) Accrued benefits have been determined based on the amount calculated by the actuary at the date of the most recent actuarial review or as calculated by the Fund Actuary.

(5) The aggregate excess of fund assets over accrued benefits, calculated as the difference between fund assets at net market value as at the last reporting date of each fund and the accrued benefits as at the last actuarial review date of each fund is $48.6 million. This amount does not represent the excess of fund assets over accrued benefits that exists at 30 June 2000.

(6) Vested benefits are benefits which are not conditional upon continued membership of the respective fund or any other factor.

Notes to the Financial Statements as at 30 June 2000 (cont'd)

	Consolidated 2000 $m	PaperlinX Limited 2000 $m
NOTE 30. SUPERANNUATION COMMITMENTS (cont'd)		
Employer contributions made to Defined Benefit Plans during the year	3.1	–

NOTE 31. PAPERLINX'S CONTROLLED ENTITIES

		Country of Incorporation	Percentage Held by Direct Parent Entity
Paper Australia Pty. Ltd.	(1)	Australia	100%
Australian Paper Pty. Ltd.	(1)	Australia	100%
Australian Paper Plantations Pty. Ltd.	(1)	Australia	100%
A.C.N. 000 098 331 Pty. Ltd. (in liquidation)	(5) (6)	Australia	100%
PaperlinX Investments Pty. Ltd.	(1) (5)	Australia	100%
Amtrade International Pty. Ltd.	(1)	Australia	100%
Amtrade International (H.K.) Ltd.	(4) (5)	P.R.C.	100%
PaperlinX (Europe) Ltd.	(4) (5)	United Kingdom	100%
Amtrade International Plc.	(4) (5)	United Kingdom	100%
PPM Zimmerlund & co. a.s.	(4) (5)	Norway	100%
Zimmerlund (Malaysia) Sdn. Bhd.	(4)	Malaysia	100%
Pacific Paper Marketing Pty. Ltd.	(1) (5)	Australia	100%
Pacific Paper Marketing Taiwan Ltd.	(4) (5)	Taiwan	80%
Pacific Paper Marketing Australia Pty. Ltd.	(1) (5)	Australia	100%
Pacific Paper Marketing (U.S.A.), Inc.	(4) (5)	U.S.A.	100%
PaperlinX (N.Z.) Ltd.	(4) (5)	New Zealand	100%
The Paper House N.Z. Pensions Nominees Ltd. (in liquidation)	(4) (6)	New Zealand	100%
Entities No Longer Controlled Since 30 June 1999			
Amcor Trading (N.Z.) Ltd.	(8)		
Amcor (Singapore) Trading Pte. Ltd.	(7)		
Amcor Trading Pty. Ltd.	(7)		
Printlink Services Ltd.	(7)		
Zimmerlund (Singapore) Pte. Ltd.	(7)		

NOTE 31. PAPERLINX'S CONTROLLED ENTITIES (cont'd)

(1) PaperlinX Limited and the aforementioned subsidiary companies entered into an approved Deed of Cross Guarantee on 11 May 2000 by executing Deeds of Assumption.

Each of these subsidiaries has been released from their obligations under the Amcor Limited approved Deed of Cross Guarantee by executing Revocation Deeds on 5 May 2000.

Pursuant to ASIC Class Order 98/1418 dated 13 August 1998 (as amended), these wholly owned subsidiaries are relieved from the Corporations Law requirements for the preparation, audit and lodgement of financial reports.

It is a condition of the Class Order that PaperlinX Limited and each of these subsidiaries enter into a Deed of Cross Guarantee. The effect of the Deed is that PaperlinX Limited guarantees to each creditor payment in full of any debt in the event of winding up any of these subsidiaries under certain provisions of the Corporations Law. If a winding up occurs under other provisions of the Law, PaperlinX Limited will only be liable in the event that after six months any creditor has not been paid in full. These subsidiaries have also given similar guarantees in the event that PaperlinX Limited is wound up.

A consolidated Statement of Profit and consolidated Balance Sheet comprising PaperlinX Limited and these wholly owned subsidiaries, after eliminating all transactions between parties to the Deed of Cross Guarantee, as at 30 June 2000, is set out below:

STATEMENT OF PROFIT

	2000 $m
Operating Profit Before Income Tax	113.4
Income tax expense attributable to operating profit	(19.4)
Operating Profit After Income Tax	94.0
Retained Profits at 1 July 1999	86.5
Aggregate of amounts transferred from reserves	1.9
Total available for appropriation	182.4
Dividends provided for or paid	(169.3)
Retained Profits at 30 June 2000	13.1

Notes to the Financial Statements as at 30 June 2000 (cont'd)

	2000 $m
NOTE 31. PAPERLINX'S CONTROLLED ENTITIES (cont'd)	
BALANCE SHEET	
CURRENT ASSETS	
Cash	20.9
Receivables	268.4
Inventories	265.3
Total Current Assets	554.6
NON-CURRENT ASSETS	
Investments	137.3
Property, plant and equipment	1,046.8
Standing timber	165.2
Intangibles	10.4
Other	26.7
Total Non-current Assets	1,386.4
Total Assests	1,941.0
CURRENT LIABILITIES	
Accounts payable	172.6
Borrowings	6.4
Provisions	84.4
Total Current Liabilities	263.4
NON-CURRENT LIABILITIES	
Borrowings	550.9
Provisions	177.8
Total Non-current Liabilities	728.7
Total Liabilities	992.1
Net Assets	948.9
SHAREHOLDERS' EQUITY	
Share capital	928.2
Reserves	7.6
Retained profits	13.1
Total Shareholders' Equity	948.9

NOTE 31. PAPERLINX'S CONTROLLED ENTITIES (cont'd)

(2) In the process of the demerger from Amcor Limited a number of restructuring transactions were undertaken. The consideration paid for material assets/controlled entities and the net assets at the dates of acquisition are set out in the table below:

	Consideration $m	Net Assets Acquired $m
Assets and Controlled Entities	286.6	286.1

The aggregate consideration and net assets acquired were:

	Consolidated 2000 $m
ASSETS/CONTROLLED ENTITIES ACQUIRED	
Consideration paid:	
Cash paid	286.6
	286.6
Net assets acquired:	
Bank overdraft, net of cash	(0.1)
Current receivables	0.8
Inventories	1.7
Property, plant and equipment	183.9
Standing timber	162.4
Non-current other assets	0.4
Current liabilities – creditors and borrowings	(9.6)
Current provisions	(3.0)
Non-current liabilities – creditors and borrowings	(0.3)
Non-current provisions	(50.1)
	286.1
Goodwill on acquisition	0.5
	286.6
Cash paid	286.6
Bank overdraft, net of cash acquired	0.1
Cash settlement of amount accrued in prior period	0.1
Net Cash Paid	286.8

Notes to the Financial Statements as at 30 June 2000 (cont'd)

NOTE 31. PAPERLINX'S CONTROLLED ENTITIES (cont'd)

(3) In the process of the demerger from Amcor Limited a number of restructuring transactions were undertaken. The consideration received for material businesses and a controlled entity and the net assets at the dates of disposal are set out in the table below:

	Consideration $m	Net Assets Disposed $m
Businesses and Controlled Entity	319.7	319.7

The aggregate consideration and net assets disposed of were:

	Consolidated 2000 $m
BUSINESSES/CONTROLLED ENTITY DISPOSED	
Consideration received:	
Cash received	319.7
	319.7
Net assets disposed:	
Bank overdraft, net of cash	(0.1)
Current receivables	45.8
Inventories	2.2
Property, plant and equipment	165.1
Standing timber	199.2
Non-current other assets	0.3
Current liabilities – creditors and borrowings	(7.3)
Current provisions	(10.6)
Non-current liabilities – creditors and borrowings	(0.5)
Non-current provisions	(74.4)
	319.7
Cash received	319.7
Bank overdraft, net of cash disposed	0.1
Cash settlement of amounts accrued in prior period	1.5
Net Cash Received	321.3

NOTE 31. PAPERLINX'S CONTROLLED ENTITIES (cont'd)

(4) Audited by KPMG associated firms.

(5) Companies renamed during the year:

A.C.N. 000 098 331 Pty. Ltd. (in liquidation) (formerly The Paper House Group Pty. Ltd.)

Amtrade International Plc. (formerly Amcor Raw Materials (Europe) Plc.)

Amtrade International (H.K.) Ltd. (formerly Amcor Trading (H.K.) Ltd.)

Pacific Paper Marketing Australia Pty. Ltd. (formerly Zimmerlund Australia Pty. Ltd.)

Pacific Paper Marketing Pty. Ltd. (formerly Asia Paper Marketing Pty. Ltd.)

Pacific Paper Marketing Taiwan Ltd. (formerly Asia Paper Marketing Taiwan Co. Ltd.)

Pacific Paper Marketing (USA), Inc. (formerly Worldwide Paper Factors, Inc.)

PaperlinX (Europe) Ltd. (formerly Amcor Trading (Europe) Ltd.)

PaperlinX Investments Pty. Ltd. (formerly Amcor Trading Investments Pty. Ltd.)

PaperlinX (N.Z.) Ltd. (formerly The Paper House N.Z. Ltd.)

PPM Zimmerlund & co. a.s. (formerly Zimmerlund & co. a.s.).

(6) Companies placed in liquidation during the year.

(7) Companies liquidated during the year.

(8) Company amalgamated during the year into PaperlinX (N.Z.) Ltd.

Notes to the Financial Statements as at 30 June 2000 (cont'd)

NOTE 32. INVESTMENT IN ASSOCIATED COMPANY

The investment in the associate has been accounted for in the consolidated financial statements using the equity method of accounting. Information relating to the investment is set out below:

Name	Principal Activities	Book Value of Investment 30 June 2000 Percentage Ownership %	Share Capital $m
Spicers Paper Limited	Paper merchant	41.8	114.5

	2000 $m
Results of Associate	
Share of associate's operating profit before tax	4.4
Share of associate's tax expense attributable to operating profit	(1.4)
Share of associate's net profit – as disclosed by the associate	3.0
Adjustments:	
Unrealised profit in inventory	(0.5)
Share of associate's net profit – equity accounted	2.5
Share of Post-acquisition Retained Profits and Reserves Attributable to the Associate	
Retained profits	
Share of net profit of associate	2.5
Share of associate's retained profits at end of year	2.5
Exchange fluctuation reserve	
Share of decrement in the exchange fluctuation reserve of associate	(0.4)
Share of associate's exchange fluctuations reserve at end of year	(0.4)
Movements in Carrying Amount of Investment	
Carrying amount of investment at date of acquisition	112.4
Share of associate's net profit	2.5
Share of current year exchange fluctuation reserve	(0.4)
Carrying amount of investment in associate at end of year	114.5
Commitments	
Share of associate's capital expenditure commitments contracted but not provided for and payable:	
• Not later than one year	0.2
	0.2
Share of associate's operating lease commitments payable:	
• Not later than one year	9.0
• Later than one year but not later than five years	24.5
• Later than five years	27.8
	61.3

NOTE 33. RELATED PARTY DISCLOSURES

Material ownership interests in controlled entities and associated companies are disclosed in Notes 31 and 32 to the financial statements respectively.

Related Party Transactions

The Amcor Limited Group ceased to be a related party effective 1 April 2000.

During the nine months to 31 March 2000 the following transactions were recorded with the Amcor Limited Group:

- Interest paid $16,498,000
- Sales of goods $190,404,000
- Other revenue $4,107,000
- Purchases $16,571,000

The consolidated entity purchased a 42% investment in the Spicers Paper Limited Group from the Amcor Limited Group effective 1 April 2000.

The Spicers Paper Limited Group became a direct related party of the PaperlinX Limited Group effective 1 April 2000.

During the nine months to 31 March 2000 the Spicers Paper Limited Group was a related party to the consolidated entity via the 42% investment held therein by the Amcor Limited Group. During this period, Amcor Limited owned 100% of the consolidated entity.

During the 12 months to 30 June 2000 the following transactions were recorded with the Spicers Paper Limited Group:

- Sales of goods $164,894,000

There were no other material related party transactions during the year.

Directors

Directors of PaperlinX Limited, who held office during the year ended 30 June 2000, are:

D E Meiklejohn	D G Abotomey
I M Wightwick	P J O'Connor
B J Jackson	
N L Scheinkestel	
L J Yelland	

D G Abotomey and P J O'Connor held the position of director of PaperlinX Limited as a consequence of their employment. They resigned as directors prior to the listing of PaperlinX Limited on the Australian Stock Exchange, and hence their remuneration has not been included in the remuneration of directors in Note 28.

As at 30 June 2000, directors of PaperlinX Limited held in aggregate 96,964 ordinary shares of PaperlinX Limited.

Notes to the Financial Statements as at 30 June 2000 (cont'd)

NOTE 34. EARNINGS PER SHARE

	June 2000

1. Notional

The notional calculation uses the weighted average number of shares, which has been calculated on the basis that the shares on issue at 30 June 2000 were on issue for the whole of the financial year.

Basic earnings per share (as adjusted):	
• Before abnormal items (cents)	27.7
• After abnormal items (cents)	33.5
Weighted average number of shares (millions)	256.8

The options to purchase shares on issue at 30 June 2000 have not been included in determining the basic earnings per share (as adjusted).

The options are considered to be potential shares and hence are dilutive in their nature. The inclusion of these options in the calculation of the diluted earnings per share (as adjusted) has an immaterial impact as compared to the basic earnings per share.

2. Theoretical

The theoretical basic earnings per share has been calculated in accordance with Accounting Standard AASB 1027 (Earnings per Share). This standard defines the basic earnings per share to be the operating profit after income tax for the consolidated entity attributable to members of the parent entity for the financial year, divided by the weighted average number of ordinary shares of the parent entity on issue during the financial year.

The weighted average number of shares on issue is calculated by reference to the number of days from the date of issue of the shares to the end of the financial year as a proportion of the total number of days in the financial year.

For the period 1 July 1999 to 15 February 2000 there were two shares on issue and for the period 16 February 2000 to 30 June 2000 there were 256,830,601 shares on issue.

The weighted average number of shares on issue for the year has been calculated including the impact of the days on which shares were issued during the year.

Basic earnings per share:	
• Before abnormal items (cents)	74.9
• After abnormal items (cents)	90.4
Weighted average number of shares (millions)	95.0

The options to purchase shares on issue at 30 June 2000 have not been included in determining the basic earnings per share.

The options are considered to be potential shares and hence are dilutive in their nature. The inclusion of these options in the calculation of the diluted earnings per share has an immaterial impact as compared to the basic earnings per share.

NOTE 35. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

Interest Rate Risk

The consolidated entity is exposed to adverse movements in interest rates under various debt facilities.

From July 2000, the consolidated entity has entered into interest rate swaps that swap floating rate borrowings into fixed rate borrowings. The amount fixed for the year ending 30 June 2001 is $400 million and the amount fixed for the year ending 30 June 2002 is $300 million at 6.83% and 6.90% respectively, including an applicable credit margin.

Interest Rate Risk Exposures

Exposure to interest rate risk and the effective weighted interest rate for classes of financial assets and liabilities is set out below:

2000 $m	Floating Interest Rate	Fixed Interest Maturing in: 1 Year or Less	Over 1 to 5 Years	More than 5 Years	Non-interest Bearing	Total	Weighted Average Interest Rate
Financial Assets							
Cash	29.6	–	–	–	–	29.6	5.58
Receivables	–	–	–	–	290.3	290.3	–
Other investments	–	–	–	–	1.5	1.5	–
Financial Liabilities							
Accounts payable	–	–	–	–	192.4	192.4	–
Bank and other loans	574.7	–	–	–	–	574.7	6.74
Leases	–	1.5	0.9	–	–	2.4	8.00
Dividends payable	–	–	–	–	15.3	15.3	–
Employee entitlements	–	–	23.4	–	28.7	52.1	6.00

Notes to the Financial Statements as at 30 June 2000 (cont'd)

NOTE 35. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (cont'd)

Foreign Exchange Risk

In relation to transactional foreign currency exposures, the consolidated entity's policy is to hedge all material foreign currency exposures, other than those where a natural hedge exists, through forward cover contracts as soon as a firm and irrevocable commitment is entered into or known. It is the consolidated entity's policy not to recognise forward foreign exchange contracts in the financial statements. Gains or losses are deferred until maturity at which time they are included in the measurement of the underlying transaction.

Accounts payable and borrowings include amounts repayable in foreign currencies shown at their Australian dollar equivalents. All material foreign currency liabilities are either fully hedged or matched by equivalent assets in the same currencies, such assets representing a natural hedge.

The following table sets out the gross value to be received under foreign currency contracts, the weighted average contracted exchange rates and the settlement periods of contracts outstanding as at 30 June 2000:

	2000 Weighted Average Rate	2000 $m
Buy Contracts		
0-12 months		
CAD	0.8893	0.3
DEM	1.2432	3.0
EUR	0.6274	2.0
FRF	4.1261	0.3
GBP	0.3876	0.9
ITL	1,215.4653	0.3
JPY	62.6489	5.4
NLG	1.3690	0.5
NZD	1.0251	0.3
SEK	5.2565	0.9
USD	0.5994	47.2
		61.1

As these contracts are hedging anticipated purchases, any unrealised exchange gains and losses on the contracts, together with the costs of the contracts, will be recognised in the financial statements at the time the underlying transaction occurs.

The gross unrecognised gains and losses on hedges of anticipated foreign currency purchases are gains of $0.7 million and losses of $0.5 million.

NOTE 35. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (cont'd)

Credit Risk

On Balance Sheet Financial Instruments

The maximum credit risk on financial assets of the consolidated entity, other than investments in shares, is generally the carrying amount of receivables, net of provisions for doubtful debts.

The consolidated entity minimises its concentrations of credit risk by undertaking transactions with a large number of customers and counterparties in various countries. There is no material exposure to any individual overseas country or individual customer other than Amcor Limited and Spicers Paper Limited.

Off Balance Sheet Financial Instruments

In order to control any exposure which may result from non-performance by counterparties, foreign exchange contracts are only entered into with major banks with a minimum long-term rating of A+ by Standard & Poor's or A2 by Moody's. In addition, the PaperlinX Limited Board must approve these banks for use, and specific internal guidelines have been established with regard to limits, dealing and settlement procedures.

The maximum credit risk exposure on foreign currency contracts is the full amount of the foreign currency the consolidated entity pays when settlement occurs, should the counterparty fail to pay the amount which it is committed to pay the consolidated entity. The full amount of the exposure is detailed in the previous table.

Net Fair Values

On Balance Sheet Financial Instruments

Instruments traded on organised markets are valued by reference to market prices prevailing at balance date.

The net fair value of other monetary financial assets and financial liabilities approximates their carrying value.

The carrying amounts and net fair values of financial assets and liabilities as at reporting date are as follows:

	Carrying Amount 2000 $m	Net Fair Value 2000 $m
Financial Assets		
Cash	29.6	29.6
Receivables	290.3	290.3
Other investments	1.5	1.5
Financial Liabilities		
Accounts payable	192.4	192.4
Bank and other loans	574.7	574.7
Leases	2.4	2.4
Dividends payable	15.3	15.3
Employee entitlements	52.1	52.1

Notes to the Financial Statements as at 30 June 2000 (cont'd)

NOTE 35. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (cont'd)

Off Balance Sheet Financial Instruments

The valuation detailed reflects the estimated amounts which the consolidated entity expects to pay or receive to terminate the contracts or replace the contracts at their current market rates as at reporting date. This is based on independent market quotations and determined using standard valuation techniques.

For forward foreign exchange contracts, the net fair value is taken to be the unrealised gain or loss at balance date calculated by reference to current market rates.

The net fair value of foreign exchange contracts held as at reporting date is $0.2 million.

NOTE 36. ECONOMIC DEPENDENCY

There are currently three major purchasers of linerboard and two major purchasers of sack kraft in Australasia. The consolidated entity has long-term agreements to supply one of these purchasers, namely Amcor Limited, with approximately 80% of the consolidated entity's linerboard production and up to 30% of the consolidated entity's sack kraft production, as determined by Amcor Limited's usage. These contracts are for a minimum of 10 years and include a take or pay obligation.

The consolidated entity has long-term agreements with two suppliers for a minimum annual supply of pulpwood which is used in the manufacture of pulp and paper.

Directors' Declaration

1. In the opinion of the directors of PaperlinX Limited:

(a) the financial statements and notes, set out on pages 30 to 64, are in accordance with the Corporations Law, including:

   i. giving a true and fair view of the financial position of the company and consolidated entity as at 30 June 2000 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

   ii. complying with the Accounting Standards and the Corporations Regulations; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

2. *There are reasonable grounds to believe that the company and the subsidiaries identified in Note 31 will be able to* meet any obligations or liabilities to which they are or may become subject by virtue of the Deed of Cross Guarantee between the company and those subsidiaries pursuant to ASIC Class Order 98/1418.

In accordance with a resolution of the directors, dated at Melbourne, in the State of Victoria, this 14th day of August 2000.

D E Meiklejohn
Chairman

I M Wightwick
Managing Director

Independent Auditors' Report to the Members of PaperlinX Limited

Scope

We have audited the financial report of PaperlinX Limited for the financial year ended 30 June 2000, consisting of the Statements of Profit, Balance Sheets, Statements of Cash Flows, accompanying notes, and the Directors' Declaration set out on pages 30 to 65. The financial report includes the consolidated financial statements of the consolidated entity, comprising the company and the entities it controlled at the year's end or from time to time during the financial year. The company's directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements and statutory requirements in Australia so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of PaperlinX Limited is in accordance with:

(a) the Corporations Law, including:

  i. giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2000 and of their performance for the year ended on that date; and

  ii. complying with Accounting Standards and the Corporations Regulations; and

(b) other mandatory professional reporting requirements.

KPMG

J W Nicholls
Partner

Melbourne
14 August 2000

Shareholding Information

1. Number of Shareholders

There were 109,696 shareholders at 31 August 2000. All issued shares carry voting rights on a one-for-one basis.

2. Distribution of Shareholding

Range of Holdings	Number of shareholders	% of Holders	Number of Shares	% of Shares
1-1,000	80,001	72.93	28,695,591	11.18
1,001-5,000	25,243	23.01	55,731,246	21.70
5,001-10,000	3,075	2.80	22,260,046	8.67
10,001-100,000	1,285	1.17	27,559,503	10.73
100,001 and over	92	0.09	122,584,215	47.72
Total	109,696	100.00	256,830,601	100.00

3. Unmarketable Parcels

There were 19,298 members holding less than a marketable parcel of shares in the company.

4. Listing

The company's shares are quoted on the Australian Stock Exchange.

5. Twenty Largest Shareholders at 31 August 2000

	Number of Shares	% of Shares
Chase Manhattan Nominees Limited	24,407,810	9.50
National Nominees Limited	21,222,199	8.27
Westpac Custodian Nominees Limited	15,787,378	6.15
Perpetual Trustee Company Limited	7,224,107	2.81
Commonwealth Custodial Services Limited	6,569,559	2.56
AMP Limited	6,559,432	2.55
Mercantile Mutual Life Insurance Company Limited	4,960,649	1.93
Queensland Investment Corporation	4,753,346	1.85
Citicorp Nominees Pty Limited	4,148,151	1.62
MLC Limited	3,387,263	1.32
Australian Foundation Investment Company Limited	3,035,897	1.18
Bankers Trust Australia Limited	1,552,182	0.60
Commonwealth Funds Management Limited	1,341,424	0.52
GIO Australia Holdings Limited	1,323,421	0.52
ACC	1,251,094	0.49
Argo Investments Limited	999,276	0.39
Potter Warburg Nominees Pty Ltd	963,084	0.37
ANZ Bank Limited	953,759	0.37
Tyndall Life Insurance Company Limited	838,291	0.33
Suncorp	830,499	0.32
Total top 20 shareholders	112,108,821	43.65
Total Issued Shares	256,830,601	

Substantial shareholders as defined by the Corporations Law (holding at least 5% of shares):

• Delaware Investment Advisors	16,811,857	6.55%
• Maple Brown Abbott	13,410,874	5.22%

6. Geographic Location of Shareholders by Registered Address:

	Number of Shareholders	Number of Shares
Australian Capital Territory	2,162	2,747,877
New South Wales	25,312	114,370,995
Northern Territory	255	198,818
Queensland	13,907	21,291,301
South Australia	8,808	13,738,602
Tasmania	2,213	2,494,847
Victoria	46,716	94,086,037
Western Australia	5,209	6,064,150
Total Australia	104,582	254,992,627
Canada	283	42,841
New Zealand	1,640	879,182
United Kingdom	280	292,980
United States	1,961	303,744
Germany	397	39,941
Other	553	279,286
Total	109,696	256,830,601

7. Unquoted equity securities

- issued pursuant to the PaperlinX employee share/option plan.
- options over ordinary shares at a cost of one cent per option excercisable at $3.13 per share.
  - Number of employees participating 48
  - Number of securities 1,535,000

Investor Information

Share Registry

Shareholders with queries about anything related to their shareholding should contact the PaperlinX Share Registry in Melbourne on telephone 1800 232 867
or +61 3 9615 5973. Alternatively, shareholders may wish to write to:

PaperlinX Share Registry
Level 12, 565 Bourke Street
Melbourne Victoria 3000
Australia

Or on facsimile: 1800 331 599 or +61 3 9611 5710

Details of individual shareholdings can be checked conveniently and simply through visiting our Registrar's website at **www.computershare.com** and clicking on Investor Centre button. For security reasons you then need to key in your Securityholder Reference Number (SRN) or Holder Indentification Number (HIN) plus family name and postcode, to enable access to personal information.

Dividends

The company proposes to pay dividends in September and April. Shareholders should retain for taxation purposes full details of dividend payments.

The following options are available to shareholders regarding payment of dividends:

1. By direct deposit to an Australian bank, building society or credit union account.
2. By cheque payable to the shareholder. Lost or stolen cheques should be reported immediately to the PaperlinX Share Registry, in writing, to enable stop payment and replacement.

Shareholders may choose to have their dividends paid directly into a nominated bank, building society or credit union account anywhere in Australia. Payments are electronically credited on the dividend date and confirmed by a payment advice sent to the shareholder. Request forms for this service are available from the PaperlinX Share Registry

Tax File Numbers

PaperlinX is required to withhold tax at the rate of 48.5% on any unfranked component of dividends or interest paid to investors resident in Australia who have not supplied the company with a tax file number (TFN) or exemption form. Investors are not required by law to provide their TFN if they do not wish to do so.

Transfer of Shares Off-Market

Stamp duty on off-market transfers must be paid in Victoria, PaperlinX's State of incorporation.

Stock Exchange Listing

PaperlinX shares are listed on the Australian Stock Exchange. All shares are recorded on the principal share register, which is located in Victoria.

Publications

The company's full year financial report is the main source of information for investors and is mailed to shareholders in September. Other sources of information are:

1. The Chairman's address to the annual general meeting, which will be available on the Internet.
2. The half year financial report reviewing the July-December half year, which will be mailed to shareholders in March.

Internet Address

Investor information may be obtained from the Investor Resources section of the PaperlinX website – **www.paperlinx.com.au**

Change of Address

Issuer sponsored shareholders should notify the PaperlinX Share Registry immediately, in writing, signed by the shareholder/s, of any change to their registered address. For added security, shareholders should quote their previous address and Securityholder Reference Number (SRN). CHESS uncertificated shareholders should advise their sponsoring broker or non-broker participant.

Removal From Mailing List

Shareholders who do not wish to receive the full year financial report should advise the PaperlinX Share Registry, in writing, and include their Holder Identification Number (HIN) or SRN.

Change of Name

Shareholders who change their name should notify the PaperlinX Share Registry, in writing, and attach a certified copy of a relevant marriage certificate or deed poll.

Corporate Directory

Registered Office and Head Office

PaperlinX Limited
ACN 005 146 350
ABN 70 005 146 350

685 Burke Road
Camberwell Victoria 3124
Australia

Telephone: +61 3 9811 8400
Facsimile: +61 3 9811 9216
Internet: www.paperlinx.com.au

Share Registry

PaperlinX Share Registry

Level 12 565 Bourke Street
Melbourne Victoria 3000
Australia

Telephone: 1800 232 867 or +61 3 9615 5973
Facsimile: 1800 331 599 or +61 3 9611 5710
Internet: www.computershare.com

About this Report

All the paper used in this report was made or distributed by PaperlinX and its merchanting business. The cover stock is Magno Star 300gsm, distributed by Dalton Fine Paper. Pages 1 to 28 of the text are printed on Centrefold Matt 130gsm, made at Wesley Vale coated paper mill in Tasmania. Pages 29 to 68 of the text are printed on Suits White 120gsm, made from 70% recycled fibre at Shoalhaven mill in New South Wales.

Designed and Produced by **Enterprise Horniak & Canny**

PaperlinX
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